Exhibit 99.1

UNDERWRITING AGREEMENT

June 19, 2009

Banro Corporation

1 First Canadian Place

100 King Street West, Suite 7070

P.O. Box 419

Toronto, ON

Canada M5X 1E3

Attention:              Mr. Mike Prinsloo, President and Chief Executive Officer

Dear Mr. Prinsloo:

GMP Securities L.P. and CIBC World Markets Inc. as co-lead underwriters and joint book runners (collectively, the “Underwriters” and, individually, an “Underwriter”) hereby severally, in the respective percentages set forth in Section 17 of this Agreement, and not jointly, offer to purchase from Banro Corporation (the “Corporation”), upon and subject to the terms hereof, an aggregate of 43,479,000 Common Shares (as herein after defined) (the “Initial Shares”) at a price of Cdn.$2.30 per Initial Share on the Closing Date (as hereinafter defined).

The Underwriters shall also be granted an option (the “Over-Allotment Option”) to purchase severally, in the respective percentages set forth in Section 17 of this Agreement, and not jointly, upon the terms and conditions set forth herein up to a further 6,521,000 Common Shares (the “Over-Allotment Shares”) at a price of Cdn.$2.30 per Over-Allotment Share.  The Over-Allotment Option will be exerciseable in whole or in part at any time up to 30 days after the Closing Date. The Initial Shares and any Over-Allotment Shares are collectively referred to as the “Offered Shares”.

The offering of the Offered Shares by the Corporation described in this Agreement is hereinafter referred to as the “Offering”.  The net proceeds of the Offering shall be used by the Corporation as set forth in the Prospectus Supplements (as hereinafter defined).  In consideration of the Underwriters’ services to be rendered in connection with the Offering, the Corporation shall pay to GMP, for and on behalf of all of the Underwriters, a cash fee (the “Underwriting Fee”) in an amount equal to 5% of the aggregate gross proceeds of the Offering.

The Offering shall take place in the Qualifying Provinces (as hereinafter defined), the United States, and may also take place in such countries of Europe as determined appropriate by the Underwriters in accordance with applicable laws but provided that no prospectus, registration statement or similar document is required to be filed in any such country. The Corporation and the Underwriters agree that any sales or purchases of the Offered Shares, if any, in the United States will be conducted through affiliates of certain of the Underwriters that are duly registered with the SEC (as hereinafter defined) as a broker-dealer under the U.S. Exchange Act (as hereinafter defined) and the Financial Industry Regulatory Authority, and in compliance with

U.S. Securities Laws (as defined below). The Corporation and the Underwriters agree that each of the Underwriters that is not registered as a broker-dealer under Section 15 of the U.S. Exchange Act, will not offer or sell any Offered Shares in, or to persons who are nationals or residents of, the United States other than through one of its U.S. registered broker-dealer affiliates or otherwise in compliance with Rule 15a-6 of the U.S. Exchange Act.

We understand that the Corporation has prepared and filed the Registration Statement, the Shelf Prospectuses (as hereinafter defined) and all necessary documents relating thereto and will take all additional necessary steps to qualify or register the Offered Shares for distribution in each of the Qualifying Provinces and the United States, as applicable.

TERMS AND CONDITIONS

The following are the terms and conditions of the agreement between the Corporation and the Underwriters:

1.                           DEFINITIONS AND INTERPRETATION

(a)           Unless otherwise defined in this Agreement, the following terms shall have the following meanings:

“Amex” means the NYSE Amex LLC;

“Business Day” means any day other than a Saturday, Sunday or statutory or civic holiday in Toronto, Ontario;

“Canadian Shelf Prospectus” and “Canadian Prospectus Supplement” mean  the Canadian short form base shelf prospectus of the Corporation dated  September 11, 2008 and the Canadian third prospectus supplement dated the day hereof, respectively, including in each case any Documents Incorporated by Reference, prepared by the Corporation in accordance with NI 44-101 and NI 44-102, respectively, relating to the distribution of the Offered Shares and prepared and filed, or to be filed in the case of the Canadian Prospectus Supplement, with the Qualifying Authorities for the purpose of qualifying the Distribution of the Offered Shares, in accordance with Canadian Securities Laws;

“Canadian Securities Laws” means, collectively, all applicable securities laws of each of the Qualifying Provinces and the respective rules and regulations and instruments under such laws, together with applicable published policy statements, notices and orders of the Qualifying Authorities;

“Claims” has the meaning given to that term in Section 12(a) of this Agreement;

“Closing Date” means June 25, 2009 or such earlier or later date as the Corporation and the Underwriters may agree upon in writing, acting reasonably, subject always to Section 5(a) and (b) of this Agreement, but in no case shall the Closing Date be later than July 24, 2009;

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date or the Option Closing Date, as the case may be, or such other time on the Closing Date or the Option Closing Date, as the case may be, as the Corporation and Underwriters may agree;

“Code” has the meaning given to that term in Section 5(j) of this Agreement;

“Common Shares” means the class of shares of the Corporation designated as common shares without par value;

“Continuous Disclosure Materials” means all documents published or filed by the Corporation with: (i) the securities regulatory authority in each Qualifying Province and publicly available on the System for Electronic Document Analysis and Retrieval; and (ii) the SEC and publicly available on the Electronic Data Gathering, Analysis, and Retrieval System;

“Debt Instrument” means any loan, bond, debenture, promissory note or other instrument evidencing material indebtedness for borrowed money or other material liability, other than inter-company debt instruments;

“Disclosure Package” means, as of the Initial Sale Time, the U.S. Shelf Prospectus, the U.S. Prospectus Supplement, together with each Issuer Free Writing Prospectus filed or used by the Corporation on or before the Initial Sale Time, other than a road show that is an Issuer Free Writing Prospectus but is not required to be filed under Rule 433 of the U.S. Securities Act hereto that the parties shall hereafter expressly agree in writing to treat as part of the Disclosure Package;

“Distribution” means “distribution” of the Offered Shares or “distribution to the public” of the Offered Shares as those terms are defined under applicable Canadian Securities Laws and U.S. Securities Laws;

“Documents Incorporated by Reference” means collectively those documents incorporated by reference in the Registration Statement, the Canadian Shelf Prospectus, the U.S. Shelf Prospectus, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement, including any other document prepared by the Corporation and filed with Qualifying Authorities after the date of this Agreement and before the completion of the Distribution of the Offered Shares that is of a type that is required to be incorporated by reference in the Canadian Shelf Prospectus and the Canadian Prospectus Supplement pursuant to NI 44-101;

“DRC” means the Democratic Republic of the Congo.

“DRC Risks” has the meaning given to that term in Section 6(x)(iv) of this Agreement;

“Exchanges” means, collectively, the TSX and the Amex;

“Financial Information” means, collectively, all financial information included in or incorporated by reference in the Offering Documents, including, without limitation, the Financial Statements together with the accompanying management’s discussion and analysis;

“Financial Statements” has the meaning given to that term in Section 6(h) of this Agreement;

“Form F-X” has the meaning given to that term in Section 2(c) of this Agreement;

“Free Writing Prospectus” shall mean a free writing prospectus, as defined in Rule 405 under the U.S. Securities Act;

“Indemnifier” has the meaning given to that term in Section 12(a) of this Agreement;

“Indemnified Party” and “Indemnified Parties” have the meanings given to those terms in Section 12(a) in this Agreement;

“Initial Sale Time” means the time Underwriters first enter contracts of sale with purchasers of the Offered Shares, which shall not be before the filing of the Prospectus Supplements;

“Initial Shares” has the meaning given to that term in the first paragraph of this Agreement;

“Issuer Free Writing Prospectus” shall mean an issuer free writing prospectus as defined in Rule 433 under the U.S. Securities Act;

“Leased Premises” means the premises which are material to the Corporation or any of the Subsidiaries, and which the Corporation or any of the Subsidiaries occupy as tenant and which, for the avoidance of doubt, shall not include any mineral tenures;

“Material Adverse Effect” means any event, change, fact, or state of facts which has or could reasonably be expected to have a material and adverse effect on the business, affairs, capital, operation, properties, prospects, permits, contractual arrangements, assets, liabilities (absolute, accrued, contingent or otherwise) or condition (financial or otherwise) of the Corporation and its Subsidiaries considered on a consolidated basis, whether or not arising in the ordinary course of business;

“Material Agreement” means any material note, indenture or other form of indebtedness and any contract, agreement (written or oral), instrument, lease or other document to which the Corporation or any of the Subsidiaries is a party or by which a material portion of the assets of the Corporation and the Subsidiaries on a consolidated basis are bound;

“Material Properties” means the material mineral properties and projects of the Corporation and Subsidiaries, more particularly set out in Schedule “B” hereto (which schedule is incorporated into and forms part of this Agreement), including, without limitation, the material mineral properties known as the Twangiza, Lugushwa, Namoya and Kamituga deposits, and each a “Material Property”;

“NI 44-101” means National Instrument 44-101 — Short Form Prospectus Distributions;

“NI 44-102” means National Instrument 44-102 — Shelf Distributions;

“Offered Shares” has the meaning given to that term in the second paragraph of this Agreement”;

“Offering” has the meaning given to that term in the third paragraph of this Agreement;

“Offering Documents” means, collectively, the Shelf Prospectuses and the Prospectus Supplements and any Supplementary Material (including in each case for greater certainty the Documents Incorporated by Reference);

“Offering Price” means, in respect of Offered Shares sold to purchasers, Cdn.$2.30 per Offered Share;

“Option Closing Date” has the meaning given to that term in Section 3(a) of this Agreement;

“Outstanding Convertible Securities” means all existing rights, agreements, arrangements or options, present or future, contingent or absolute, or any right or privilege capable of becoming a right, agreement or option, for the purchase, subscription or issuance of any Common Shares or any other security convertible into or exchangeable for Common Shares, including options granted to officers, directors or employees, whether issued pursuant to an established plan or otherwise;

“Over-Allotment Shares” has the meaning provided in the second paragraph of this Agreement;

“Passport Receipt” means the receipt dated September 11, 2008 issued by the Principal Regulator pursuant to Multilateral Instrument 11-102 Passport System and National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions and which evidences the receipt by the Qualifying Authorities for the Canadian Shelf Prospectus;

“Principal Regulator” means the Ontario Securities Commission;

“Prospectus Supplements” means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement;

“Qualifying Authorities” means the applicable securities regulatory authority in each of the Qualifying Provinces;

“Qualifying Provinces” means all of the provinces of Canada, excluding Quebec;

“Real Property” has the meaning given to that term in Section 6(hh)(ii) of this Agreement;

“Registration Statement” means a registration statement on Form F-10 (file number 333-153305) registering the Offered Shares under the U.S. Securities Act, including the U.S. Shelf Prospectus, such registration statement, at any given time, including any amendments thereto at such time, the exhibits and any schedules, thereto at such time, and the Documents Incorporated by Reference therein at such time;

“SEC” means the U.S. Securities and Exchange Commission;

“Shelf Prospectuses” means, collectively, the Canadian Shelf Prospectus and the U.S. Shelf Prospectus;

“Standard Listing Conditions” means the customary post-closing conditions imposed by the TSX in connection with the listing and posting for trading on the TSX of common shares;

“Subsidiaries” means the entity or entities set out in Schedule “A” attached hereto (which schedule is incorporated into and forms part of this Agreement) in which the Corporation holds the percentages of securities or other ownership interests therein set forth;

“Supplementary Material” means, collectively, any amendment or supplement to the Shelf Prospectuses or the Prospectus Supplements, any amended or supplemented prospectus or auxiliary material, information, report, application, statement or document that may be filed by or on behalf of the Corporation under Canadian Securities Laws and U.S. Securities Laws, as applicable, prior to the Closing Time relating to the qualification for Distribution or registration of the Offered Shares;

“Transaction Documents” has the meaning given to that term in Section 6(c) of this Agreement;

“TSX” means the Toronto Stock Exchange;

“Underwriters” has the meaning given to that term in the first paragraph of this Agreement;

“Underwriters’ Counsel” means Fasken Martineau DuMoulin LLP and any associated companies, Canadian counsel to the Underwriters, and Weil, Gotshal & Manges LLP, U.S. counsel to the Underwriters;

“Underwriting Fee” has the meaning given to that term in the second paragraph of this Agreement;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder;

“U.S. Prospectus Supplement” means the prospectus supplement dated the date hereof (including the Documents Incorporated by Reference therein) prepared by the Corporation and relating to the Offering;

“U.S. Shelf Prospectus” means the prospectus included in the Registration Statement and any supplement thereto (including Documents Incorporated Reference therein);

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder;

“U.S. Securities Laws” means the applicable blue sky or securities legislation in any state or territory of the United States or the District of Columbia, together with the U.S. Exchange Act and the U.S. Securities Act and the rules and regulations of the SEC thereunder;

(b)           The division of this Agreement into Sections, paragraphs, subparagraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to Sections, paragraphs, subparagraphs and other subdivisions are to sections, paragraphs, subparagraphs and other subdivisions of this Agreement. In this Agreement words importing the singular number include the plural and vice versa, and words importing any gender include all genders. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import.

(c)           Except as otherwise indicated, all amounts expressed herein in terms of money refer to lawful currency of the U.S. and all payments to be made hereunder shall be made in such currency. References in this Agreement to “Cdn.$” shall be to Canadian dollars and references to “U.S.$” shall be to United States dollars.

2.                              NATURE OF THE TRANSACTION

(a)           Subject to the terms and conditions of this Agreement, the Underwriters offer to purchase the Initial Shares of the Corporation, and by acceptance of this Agreement the Corporation agrees to sell to the Underwriters, and the

Underwriters agree severally, in the respective percentages set forth in Section 17 of this Agreement, and not jointly, to purchase at the Closing Time on the Closing Date, all, but not less than all, of the Initial Shares. In the event the Underwriters exercise their right pursuant to the Over-Allotment Option to purchase the Over-Allotment Shares in whole or in part at any time and from time to time up to 30 days after the Closing Date, the Corporation hereby agrees to sell to the Underwriters and the Underwriters agree severally, in the respective percentages set forth in Section 17 of this Agreement, and not jointly, to purchase that number of Over-Allotment Shares on the Option Closing Date (as hereinafter defined).

(b)           The Corporation has prepared and filed the Canadian Shelf Prospectus with the Qualifying Authorities, providing for the offer and sale, from time to time, of up to U.S.$380,000,000 of, among other securities of the Company, Common Shares.  The Principal Regulator has issued the Passport Receipt on behalf of the Qualifying Authorities.

(c)           The Corporation has also prepared and filed, or will file, with the SEC pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Qualifying Authorities and the SEC, the Registration Statement and the U.S. Shelf Prospectus. The Corporation has also prepared and filed with the SEC an Appointment of Agent for Service of Process and Undertaking on Form F-X at the time of the initial filing of the Registration Statement (the “Form F-X”).  No stop order suspending the effectiveness of the Registration Statement has been issued by the SEC, nor has any proceeding with respect thereto been instituted. The Corporation has fulfilled and complied with, to the reasonable satisfaction of the Underwriters, the U.S. Securities Laws required to be fulfilled or complied with by the Corporation in order to enable the Offered Shares to be distributed to the public in the United States.

(d)           The Corporation agrees to pay to GMP, on behalf of the Underwriters, upon completion of the Offering the Underwriting Fee.  The Underwriting Fee is payable at the Closing Time in consideration of the services to be rendered by the Underwriters in connection with the Offering, which services shall include:

(i)            acting as Underwriters of the Corporation to purchase the Initial Shares;

(ii)           assisting in the preparation of the Prospectus Supplements together with any Supplementary Material required to be filed under the legislation of the Qualifying Provinces and under the U.S. Securities Laws, and performing administrative work in connection with these matters;

(iii)          assisting in the preparation of the Registration Statement as required to be filed under the U.S. Securities Act and performing administrative work in connection with these matters;

(iv)          advising the Corporation with respect to the Offering;

(v)           distributing the Offered Shares to the public both directly and through other registered dealers and brokers; and

(vi)          all other services arising out of the agreement resulting from the Corporation’s acceptance of this offer.

(e)           The Offered Shares to be issued and sold by the Corporation hereunder shall be duly and validly created and issued by the Corporation and, when issued and sold by the Corporation, such Common Shares shall have the rights, privileges, restrictions and conditions that conform in all material respects to the rights, privileges, restrictions and conditions set forth in the Registration Statement, the Shelf Prospectuses, the Prospectus Supplements and any Supplementary Materials, subject to such modifications or changes (if any) prior to the Closing Date as may be agreed to in writing by the Corporation and the Underwriters.  In addition, such Common Shares shall be issued in compliance with all provincial, federal and state securities laws, including, without limitation, Canadian Securities Laws and U.S. Securities Laws.

(f)            The Distribution of the Offered Shares shall be qualified by the Canadian Shelf Prospectuses and under Canadian Securities Laws in the Qualifying Provinces and  shall be registered under the U.S. Securities Act by the Registration Statement.  The Distribution of the Offered Shares may also take place in such countries of Europe as determined appropriate by the Underwriters in accordance with applicable laws but provided that no prospectus, registration statement or similar document is required to be filed in any such country.

(g)           The Initial Shares shall be listed at the Closing Time on the TSX and the Amex, and the TSX and the Amex shall have approved, by the Closing Time, an additional listing application in respect of Initial Shares and the Over-Allotment Shares, if the Underwriters have provided notice of the exercise of the Over-Allotment Option in accordance with Section 3(a) prior to Closing.

(h)           The Corporation agrees that the Underwriters will be permitted to appoint other registered dealers (or other dealers duly licensed in their respective jurisdictions) as their agents to assist in the Offering and that the Underwriters may determine the remuneration payable to such other dealers appointed by them.  Such remuneration shall be payable by the Underwriters.  The Underwriters shall require and shall use their commercially reasonable efforts to ensure that such other dealers, if any, comply with the terms of this Agreement as applicable to the Underwriters.

(i)            Each Underwriter covenants, represents and warrants to the Corporation that it will comply with the rules and policies of each of the Exchanges and with the Canadian Securities Laws of each Qualifying Province, the U.S. Securities Laws and the applicable laws of each other jurisdiction in which it acts as an underwriter for the Corporation or offers or sells the Offered Shares in connection with the Offering.

3.                              OVER-ALLOTMENT OPTION

(a)           The Corporation hereby grants to the Underwriters the Over-Allotment Option to purchase severally, in the respective percentages set forth in Section 17 of this Agreement, and not jointly, and to offer for sale to the public the Over-Allotment Shares upon the terms and conditions set forth herein.  The Over-Allotment Option shall be non-assignable and shall be exercisable, in whole or in part, at any time up to 30 days after the Closing Date by GMP, on behalf of the Underwriters, giving notice to the Corporation by such time, specifying the number of Over-Allotment Shares to be purchased by the Underwriters and the date on which such Over-Allotment Shares are to be purchased (“Option Closing Date”). The Over-Allotment Shares will be qualified under the Offering Documents.

(b)           Following receipt of notice delivered in accordance with Section 3(a), the Corporation shall proceed to issue and deliver to the Underwriters on the Option Closing Date, the number of Over-Allotment Shares specified in such notice at the Offering Price, along with the Underwriting Fee payable with respect to such Over-Allotment Shares, against delivery by the Underwriters of the aggregate Offering Price therefor.

4.                              REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE UNDERWRITERS

(a)           Each of the Underwriters represents and warrants to the Corporation, severally, and not jointly, on its behalf and on behalf of any U.S. affiliates, and acknowledges that the Corporation is relying upon such representations and warranties in entering into this Agreement, that:

(i)            it is a valid and subsisting corporation under the laws of the jurisdiction in which it was incorporated, continued or amalgamated;

(ii)           it is, and will remain so until the completion of the Offering, appropriately registered under Canadian Securities Laws and U.S. Securities Laws so as to permit it to lawfully fulfil its obligations hereunder and is, and will remain so until the completion of the Offering, a member in good standing with the TSX;

(iii)          it will sell the Initial Shares and any Over-Allotment Shares in accordance with Canadian Securities Laws, U.S. Securities Laws and the laws of any other jurisdictions in which the Initial Shares or any Over-Allotment Shares are offered and sold under the Offering; and

(iv)          it has good and sufficient right and authority to enter into this Agreement and satisfy its obligations under this Agreement on the terms and conditions set forth herein.

(b)           Each of the Underwriters covenants and agrees with the Corporation that it shall:

(i)            fulfil all legal requirements (including, without limitation, compliance with Canadian Securities Laws and U.S. Securities Laws) to be fulfilled by it in connection with the Offering in the Qualifying Provinces and in the United States;

(ii)           upon being satisfied, acting reasonably, that the Canadian Prospectus Supplement is in a form satisfactory for filing with the Qualifying Authorities, execute the Canadian Prospectus Supplement presented to the Underwriters for execution, and the Underwriters will use their commercially reasonable efforts to assist the Corporation in obtaining the requisite approvals of such authorities in connection with the preparation and filing of such documents;

(iii)          execute all such other documents and materials as may reasonably be required and as are reasonably required in a transaction of this nature provided such documents and materials are in form satisfactory to the Underwriters acting reasonably; and

(iv)          through the Underwriters, notify the Corporation when, in the  Underwriters’ opinions, the Underwriters, together with such other investment dealers and brokers, have ceased Distribution of the Initial Shares, and provide a breakdown of the number of Initial Shares distributed: (i) in each of the Qualifying Provinces where such breakdown is required for the purpose of calculating fees payable to securities regulatory authorities; and (ii) in any other jurisdictions.

5.                             COVENANTS OF THE CORPORATION

The Corporation covenants with the Underwriters that:

(a)           Canadian Prospectus Supplement.  The Corporation shall, as soon as possible but in any event by no later than 5:00 p.m. (Toronto time) on June 19, 2009 (or such later date and time as determined by the Underwriters in their sole discretion) prepare and file the Canadian Prospectus Supplement with the Qualifying Authorities in each of the Qualifying Provinces.

(b)           U.S. Prospectus Supplement.  The Corporation shall, as soon as possible but in any event by no later than 5:00 p.m. (Toronto time) on June 19, 2009 (or such later date and time as determined by the Underwriters in their sole discretion) prepare and file the U.S. Prospectus Supplement with the SEC.

(c)           Halt Trading of Securities.  Upon the request of the Underwriters, on behalf of the Underwriters, the Corporation shall request a trading halt of its Common Shares on the TSX and the Amex, as the Underwriters shall reasonably request in connection with the dissemination of news releases related to the Offering.

(d)           Compliance with Securities Regulations and Commission Requests.  During the period commencing on the date of this Agreement until the Underwriters notify the Corporation of the completion of the Distribution of the Offered Shares, the Corporation will promptly inform the Underwriters, and confirm by notice in writing of the full particulars of:

(i)            when any Supplementary Material or any Issuer Free Writing Prospectus shall have been filed or prepared to be filed with a Qualifying Authority or the SEC;

(ii)           any request by any Qualifying Authority or the SEC to amend or supplement, the Registration Statement, the Shelf Prospectuses, the Prospectus Supplements or for any additional information including, without limitation, information in respect of the Offering;

(iii)          the issuance by any Qualifying Authority or the SEC of any stop order suspending the effectiveness of the Registration Statement, the Canadian Shelf Prospectus or the Canadian Prospectus Supplement or of any notice that would prevent their use;

(iv)          the suspension of the qualification of the Offered Shares for offering or sale in any jurisdiction, or of the institution or, to the knowledge of the Corporation, threatening of any proceedings for any such purpose;

(v)           the receipt by the Corporation of any communication, whether written or oral, from any Qualifying Authority, Exchanges or from the SEC or any other competent authority, including, without limitation, any other governmental or regulatory body, relating to the Registration Statement, any of the Shelf Prospectuses, the Prospectus Supplements, any Supplementary Material or the Offering;

(vi)          any notice or other correspondence received by the Corporation from any Qualifying Authority, Exchanges or from the SEC or any other competent authority, including, without limitation, any other governmental or regulatory body, requesting any information, meeting or hearing relating to the Corporation or its securities, the Offering or any other event or state of affairs that the Corporation reasonably believes would have a Material Adverse Effect; or

(vii)         the issuance by any Qualifying Authority, Exchanges or by the SEC or any other competent authority, including, without limitation, any other governmental or regulatory body, of any order having the effect of ceasing or suspending the Distribution of the Offered Shares or the trading of the Common Shares or in any securities of the Corporation, or of the institution or, to the knowledge of the Corporation, threat of institution of any proceedings for any such purpose. The Corporation will use its reasonable best efforts to prevent the issuance of any such stop order or of any order preventing or suspending such use or such order ceasing or suspending the Distribution of the Offered Shares or the trading of the

Common Shares, or in any securities of the Corporation, if any such order is issued, to obtain the lifting thereof at the earliest possible time.

(e)           Due Diligence.  At all times prior to the Closing Time, the Corporation shall allow, and shall have allowed, the Underwriters to participate fully in the preparation of such documents and shall allow and shall have allowed the Underwriters (including their agents, counsel and other representatives) to conduct all due diligence which the Underwriters may wish to conduct in order to fulfil their obligations as underwriters, and in order to enable the Underwriters to responsibly execute any certificate required by Canadian Securities Laws to be executed by the Underwriters.

(f)            Filing of Amendments.  The Corporation will not at any time file any Supplementary Material without first complying with paragraph (t) of this Section 5.

(g)           Representation as to Shelf Prospectuses and Prospectus Supplements. Each delivery of the Prospectus Supplements (including, without limitation, each delivery prior to the date of this Agreement), including any amendments thereto, to the Underwriters by the Corporation in accordance with this Agreement constitutes the representation and warranty of the Corporation to the Underwriters that (except for statements furnished by and relating solely to the Underwriters specifically for use in the Shelf Prospectuses, the Prospectus Supplements, any Free Writing Prospectus, any Issuer Free Writing Prospectus or Supplementary Material, as identified by the Underwriters to the Corporation in writing on the date hereof), at the respective times of delivery:

(i)            the information and statements contained in each of the Shelf Prospectuses the Prospectus Supplements, any Free Writing Prospectus and any Issuer Free Writing Prospectus, including any Supplementary Material:

(A)          are true and correct and contain no misrepresentation (and, for greater certainty, there has been no omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made); and

(B)           constitute full, true and plain disclosure of all material facts relating to the Offered Shares and the Corporation and its Subsidiaries, considered as a whole;

(ii)           each of the Shelf Prospectuses and Prospectus Supplements, including without limitation, the Supplementary Material, complies in all material respects with Canadian Securities Laws and U.S. Securities Laws, respectively;

(iii)          the information and statements contained in each of the Registration Statement and the Disclosure Package conform, in all material respects, with the requirements of the U.S. Securities Act; and

(iv)          the Disclosure Package will not, as of the Initial Sale Time and on the Closing Date or Option Closing Date, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that no representation or warranty is made as to information contained in or omitted from the Disclosure Package in reliance upon and in conformity with statements furnished by and relating solely to the Underwriters specifically for use in the Disclosure Package, as identified by the Underwriters to the Corporation in writing on the date hereof.

(h)           Consents.  Prior to the filing of the Canadian Prospectus Supplement the Corporation shall deliver to the Underwriters copies of all consents of experts required pursuant to NI 44-102 and Form F-10.

(i)            Delivery of Prospectus Supplements.  The Corporation shall have prepared and delivered to each Underwriter, without charge, (A) as many commercial copies of the Prospectus Supplements and any Supplementary Material as such Underwriters have reasonably requested, and the Corporation hereby consents to the use of such copies for the purposes permitted by Canadian Securities Laws and U.S. Securities Laws and (B) a copy of each other document filed by the Corporation at or prior to the time of filing the Canadian Prospectus Supplement in compliance with Canadian Securities Laws in connection with the Distribution of the Offered Shares. Such deliveries shall be effected as soon as possible, and in any event with respect to the Canadian Prospectus Supplement on or before a date one Business Day after filing of the Canadian Prospectus Supplement pursuant to paragraph (a) of this Section 5 and with respect to the U.S. Prospectus Supplement on or before a date one Business Day after compliance with paragraph (b) of this Section 5.

(j)            Taxation.  The Corporation will make available to U.S. taxpayers, upon their written request, timely and accurate information as to its status as a “passive foreign investment company” (“PFIC”) as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended (the “Code”), and the status of any non-U.S. subsidiary in which the Corporation owns more than 50% of such subsidiary’s total aggregate voting power as a PFIC and will provide to holders of Common Shares that are U.S. taxpayers all information and documentation that a U.S. taxpayer making a qualified electing fund election under Section 1295 of the Code and the Treasury Regulations promulgated thereunder and will satisfy all requirements described therein (which, for the avoidance of doubt, shall include providing a PFIC Annual Information Statement). The Corporation may elect to provide such information (including its PFIC Annual Information Statement) on its website (www.banro.com).  With respect to any non-U.S. subsidiary PFIC in which the Corporation owns 50% or less of the aggregate voting power, upon the written request of a purchaser acquiring Common Shares pursuant to this Offering that is a U.S. taxpayer, the Corporation will request that such non-U.S. subsidiary PFIC provide such U.S. taxpayer with the information that such U.S. taxpayer requires to report under the QEF rules; provided, however, the Corporation can provide no assurances that such non-U.S. subsidiary PFIC will provide such information.

(k)           Market Manipulation.  The Corporation will not take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the U.S. Securities Laws, Canadian Securities Laws or otherwise, stabilization or manipulation of the price of any security of the Corporation to facilitate the sale or resale of the Offered Shares.

(l)            Use of Proceeds.  The Corporation will use the net proceeds received by it from the sale of the Offered Shares in the manner to be specified in the Prospectus Supplements under the heading “Use of Proceeds”.

(m)          Listing.  The Corporation will use its reasonable best efforts to obtain the conditional listing of the Initial Shares on the TSX and the Amex by the Closing Time and approval for listing of the Over-Allotment Shares on the TSX and the Amex by the Closing Time, subject only to the official notice of issuance.

(n)           Press Releases.  The Corporation shall provide the Underwriters with a draft of any press release to be issued in connection with the Offering, and will provide the Underwriters and Underwriters’ Counsel sufficient time to comment thereon and will accept all comments of the Underwriters and Underwriters’ Counsel on such press releases required in order to comply with applicable securities laws and will consider for inclusion all other reasonable comments of the Underwriters and Underwriters’ Counsel.

(o)           Free Writing Prospectuses.  The Corporation agrees that, unless it obtains the prior written consent of the Underwriters, and each Underwriter agrees with the Corporation that, unless it has obtained or will obtain, as the case may be, the prior written consent of the Corporation, it has not made and will not make any offer relating to the Offered Shares that would constitute an Issuer Free Writing Prospectus or a Free Writing Prospectus required to be filed by the Corporation with the SEC or retained by the Corporation under Rule 433 under the U.S. Securities Act.

(p)           Delivery of Documents at the Time of Filing of the Prospectus Supplements.  The Corporation shall deliver to the Underwriters contemporaneously with or prior to the filing of the Canadian Prospectus Supplement with the Qualifying Authorities and the U.S. Prospectus Supplement with the SEC:

(i)            a copy of the Canadian Prospectus Supplement (with all Documents Incorporated by Reference and any Supplementary Material);

(ii)           a copy of the U.S. Prospectus Supplement (with all Documents Incorporated by Reference and any Supplementary Material) each manually signed and certified on behalf of the Corporation, by the persons and in the form required by U.S. Securities Laws;

(iii)          a copy of any other document filed with, or delivered to, the Qualifying Authorities by the Corporation under Canadian Securities Laws and the SEC by the Corporation under U.S. Securities Laws in connection with the Offering;

(iv)          such number of the following documents as the Underwriters shall reasonably request: (A) conformed copies of the Registration Statement as originally filed with the SEC and each amendment thereto (in each case excluding exhibits other than this Agreement), (B) each Issuer Free Writing Prospectus and (C) any Document Incorporated by Reference in any Shelf Prospectuses or any Prospectus Supplements; and, if the delivery of a prospectus is required at any time after the date hereof in connection with the offering or sale of the Offered Shares or any other securities relating thereto and if at such time any events shall have occurred as a result of which the Prospectus Supplements as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectus Supplements are delivered, not misleading, or, if for any other reason it shall be necessary to amend or supplement the  U.S. Prospectus Supplement in order to comply with the U.S. Securities Act, to notify the Underwriters and, upon their request, to file such document and to prepare and furnish without charge to each Underwriter and to any dealer in securities as many copies as the Underwriters may from time to time reasonably request of an amended or supplemented Prospectus Supplements that will correct such statement or omission or effect such compliance;

(v)           a “long-form” comfort letter or letters dated the date of the Prospectus Supplements, in form and substance satisfactory to the Underwriters and their counsel, addressed to the Underwriters, from each of (i) BDO Dunwoody LLP, the former auditors of the Corporation and (ii) Deloitte & Touche LLP, the current auditors of the Corporation, as applicable, and based on a review completed not more than two Business Days prior to the date of the letter, verifying the Financial Information and accounting data and other numerical data of a financial nature contained in or incorporated by reference into the Offering Documents, which letter shall be in addition to the auditor’s report contained or incorporated by reference in the Prospectus Supplements and any auditor’s comfort letter addressed to the Qualifying Authorities and filed with or delivered to the Qualifying Authorities under Canadian Securities Laws, and, without in any way limiting the foregoing, such letter shall state that:

(A)          such auditors are independent with respect to the Corporation within the meaning of applicable Canadian Securities Laws;

(B)           in the opinion of such auditors, the audited financial statements of the Corporation included in the Offering Documents comply in all material respects with the applicable accounting requirements of applicable Canadian Securities Laws and the U.S. Securities Act;

(C)           they have performed the procedures set forth in Section 7050 of the CICA Handbook on the unaudited financial statements included in the Offering Documents and nothing has come to their attention that caused them to believe that said unaudited financial statements did not comply in all material respects with the applicable accounting requirements of Canadian Securities Laws;

(D)          they are independent public accountants within the meaning of the U.S. Securities Act and are in compliance with the applicable requirements relating to the qualification of accountants under Rule 2-01 of Regulation S-X of the U.S. Securities Act;

(E)           state that, as of the date that is no more than three Business Days prior to the filing of the Prospectus Supplements, the conclusions and findings of such firm with respect to the financial information and other matters ordinarily covered by accountants’ “comfort letters” to underwriters in connection with registered public offerings; and

(F)           shall address such other matters as the Underwriters shall reasonably request;

(vi)          a letter from each of the Exchanges advising the Corporation of the approval or the conditional approval for the listing of the Initial Shares and the Over-Allotment Shares, if the Underwriters have provided notice of the exercise of the Over-Allotment Option in accordance with Section 3(a) prior to Closing.

(q)           Supplementary Material.  The Corporation shall deliver to the Underwriters and Underwriters’ Counsel, without charge, opinions, comfort letters and other documents substantially similar to those referred to in this Section of this Agreement with respect to any Supplementary Material, contemporaneously with, or prior to the filing of, any Supplementary Material with any Qualifying Authority or the SEC.

(r)            Changes.  Notwithstanding anything to the contrary herein, from the date of this Agreement until the end of the period of Distribution under the Shelf Prospectuses and the Prospectus Supplements, the Corporation shall promptly notify the Underwriters in writing of the full particulars of:

(i)            any material change (as defined in the Securities Act (Ontario)), actual, anticipated, contemplated, proposed or threatened, financial or otherwise, in the condition (financial or otherwise), or in the properties, business, prospects, affairs, operations, assets or liabilities of the Corporation and the Subsidiaries on a consolidated basis whether or not arising in the ordinary course of business;

(ii)           any material fact (as defined in the Securities Act (Ontario)) which arises or is discovered and which would have been required to be stated in any of the Offering Documents had the fact arisen or been discovered on or prior to the date of the Offering Documents, as the case may be;

(iii)          any change in any fact contained in the Offering Documents or Supplementary Material, which change is or may be of such a nature as to render the Offering Documents including, without limitation, any Supplementary Material misleading or untrue in any material respect, result in a misrepresentation (as defined in the Securities Act (Ontario)), or result in any of such documents not complying with the laws of any jurisdiction in which the Initial Shares or any Over-Allotment Shares are to be offered for sale; or

(iv)          any change in applicable laws, having or reasonably expected to have a (A) Material Adverse Effect, or (B) significant adverse effect on the Offered Shares or the Distribution thereof, under the Prospectus Supplements.

(s)           Continued Compliance with Securities Laws.  The Corporation shall promptly, and in any event within any applicable time limitation, comply with all applicable filing and other requirements under the Canadian Securities Laws, U.S. Securities Laws and with the rules of the Exchanges as a result of any change referred to in paragraph (r) of this Section 5, and the Corporation shall prepare and will file promptly at the request of the Underwriters, any Supplementary Material, which, in the opinion of the Underwriters and Underwriters’ Counsel, acting reasonably, may be necessary, and will, until the distribution of the Initial Shares and any Over-Allotment Shares is complete, otherwise comply with all legal requirements necessary to continue to qualify or register the Initial Shares and any Over-Allotment Shares for Distribution in each of the Qualifying Provinces and the United States.

(t)            Additional Consultation. In addition to the provisions of paragraphs (r) and (s) of this Section 5, the Corporation shall, in good faith, discuss with the Underwriters any change, event, development or fact, contemplated, anticipated, threatened, or proposed that is of such a nature that there may be reasonable doubt as to whether written notice should be given to the Underwriters under paragraphs (r) of this Section 5 and shall consult with the Underwriters with respect to the form and content of any Supplementary Material proposed to be filed by the Corporation, it being understood and agreed that no such Supplementary Material will be filed with any Qualifying Authority or the SEC until the Underwriters and Underwriters’ Counsel have been given a reasonable opportunity to review and approve such Supplementary Material, acting reasonably.

(u)           Counsel Fees. The Corporation hereby authorizes and directs GMP, on behalf of the Underwriters, to hold back from net proceeds arising from the Offering all fees and disbursements of Underwriters’ Counsel payable by the Corporation pursuant to Section 15 hereof for payment to Underwriters’ Counsel.

6.                              REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

The Corporation represents and warrants to the Underwriters as of the date hereof and as of the Closing Time, and understanding that the same are being relied upon by the Underwriters in entering into this Agreement, as follows:

(a)           Compliance with Prospectus Requirements. The Corporation meets the general eligibility requirements for use of a short form prospectus under NI 44-101 and a short form base shelf prospectus under NI 44-102 of the Canadian Securities Administrators. No order suspending the Distribution of the Initial Shares or any Over-Allotment Shares has been issued by the Qualifying Authorities under Canadian Securities Laws and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Corporation, are contemplated by any Qualifying Authority, and any request on the part of any Qualifying Authority for additional information has been complied with at all times up to the Closing Time and:

(i)            the Canadian Prospectus Supplement will comply in all material respects with Canadian Securities Laws as interpreted and applied by the Qualifying Authorities;

(ii)           the Passport Receipt is valid and has not been revoked or rescinded by the Principal Regulator;

(iii)          none of the Offering Documents nor any amendment or supplement thereto contains or will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading;

(iv)          each of the Offering Documents, including any Supplementary Material constitutes and will constitute full, true and plain disclosure of all material facts relating to the Corporation and the Subsidiaries, on a consolidated basis, and the Initial Shares and Over-Allotment Shares, and does not and will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(v)           no Issuer Free Writing Prospectus listed on Schedule “E” hereto (which schedule is incorporated into and forms part of this Agreement) conflicts with the information contained in the Registration Statement, the Disclosure Package, the U.S. Shelf Prospectus or the U.S. Prospectus Supplement; and each Issuer Free Writing Prospectus, to the extent not superseded or modified by any subsequent Issuer Free Writing Prospectus, as supplemented by and taken together with the Disclosure Package as of the Initial Sale Time, did not and will not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading except that the representations and warranties contained in subparagraph 6(a)(ii), 6(a)(iii) above and this subparagraph do not apply to statements furnished by and relating solely to the Underwriters specifically for use in the Registration Statement, any Free Writing Prospectus, Issuer Free Writing Prospectus, the U.S. Shelf Prospectus or the U.S. Prospectus Supplement or Supplementary Material, as identified by the Underwriters to the Corporation in writing on the date hereof.

(b)           Compliance with Form F-10 Requirements. The Corporation meets the general eligibility requirements for use of Form F-10 under the U.S. Securities Act, and has prepared and filed with the SEC the Registration Statement and filed an appointment of agent for service of process upon the Corporation on Form F-X with the SEC in conjunction with the filing of such registration statement and:

(i)            the Registration Statement will conform in all material respects at the Initial Sale Time, to the requirements of the U.S. Securities Act;

(ii)           the Registration Statement did  not on the date it became effective and will not, as of the Initial Sale Time, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided that no representation or warranty is made as to information contained in or omitted from the Registration Statement in reliance upon and in conformity with statements furnished by and relating solely to the Underwriters specifically for use in the Registration Statement, as identified by the Underwriters to the Corporation in writing on the date hereof;

(iii)          the Disclosure Package will not, as of the Initial Sale Time, contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that no representation or warranty is made as to information contained in or omitted from the Disclosure Package in reliance upon and in conformity written statements furnished by and relating solely to the Underwriters specifically for use therein, as identified by the Underwriters to the Corporation in writing on the date hereof;

(iv)          each Issuer Free Writing Prospectus conformed or will conform in all material respects to the requirements of the U.S. Securities Act on the date of first use, and the Corporation has complied with all prospectus delivery and any filing requirements applicable to such Issuer Free Writing Prospectus pursuant to the U.S. Securities Act.  The Corporation has not made any offer relating to the Offered Shares that would constitute an Issuer Free Writing Prospectus without the prior written consent of the Underwriters, except as set forth on Schedule “E” hereto.  The Corporation has retained in accordance with the U.S. Securities Laws all Issuer Free Writing Prospectuses that were not required to be filed pursuant to the U.S. Securities Laws.

(c)           Good Standing of the Corporation. The Corporation is a corporation duly continued, validly existing, and in good standing under the laws of Canada and has the corporate power and authority to own, lease and operate its properties and to conduct its business as now carried on by it; and to enter into, deliver and perform its obligations under this Agreement and any other agreement contemplated hereby, (collectively, the “Transaction Documents”), and the Corporation is duly qualified as an extra-provincial corporation to transact business and is in good standing (in respect of the filing of annual returns where required or other information filings under applicable corporations information legislation) in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to so qualify or to be in good standing would not reasonably be expected to result in a Material Adverse Effect. The Corporation is, and will at the Closing Time be, in compliance in all material respects with the rules of the TSX and the Amex.

(d)           Good Standing of Subsidiaries.  Each Subsidiary listed on Schedule “A” hereto is a corporation duly incorporated and validly existing under the laws of the jurisdiction of its incorporation. There exist no current valid orders or resolutions for the winding up of any of the Subsidiaries and no steps have been taken to effect the dissolution of any of the Subsidiaries. Each Subsidiary has the corporate power and authority to own, lease and operate its properties, permits and assets and to conduct its business as now carried on by it, and each Subsidiary is in good standing (in respect of the filing of annual returns where required or other information filings under applicable corporations information legislation) under the laws of the jurisdiction of its incorporation and is in good standing (in respect of the filing of annual returns where required or other information filings under applicable corporations information legislation) in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to so qualify or to be in good standing would not reasonably be expected to result in a Material Adverse Effect.

(e)           Ownership of Subsidiaries.  The issued and outstanding securities of the Subsidiaries listed on Schedule “A” hereto (including the shareholders thereof) are as set out in Schedule “A” hereto. The Corporation is the direct or indirect legal, beneficial and registered holder of the ownership interest of the Subsidiary set out in Schedule “A” hereto, in each case, free and clear of all mortgages, liens, charges, pledges, security interests encumbrances, claims or demands whatsoever (other than pursuant to outstanding debt arrangements disclosed in the Continuous Disclosure Materials) and no person has any agreement or option or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for the purchase of all or any part of such securities, and all such securities have been validly issued and are outstanding as fully paid and non-assessable. For greater certainty, any shares of the Subsidiaries recorded as being owned by individuals are being held by such individuals in trust for the Corporation and are being so held (rather than being held directly by the Corporation) due to corporate law requirements only. The Corporation is not a partner, co-tenant, joint venturer or otherwise a participant in any material partnership joint venture, co-tenancy or other similarly joint owned business.

(f)            Eligible Issuer.  As of the filing of the Registration Statement, the Corporation was not an Ineligible Issuer (as defined in Rule 405 under the U.S. Securities Act).

(g)           Public Filings.  The Corporation has filed all documents or information required to be filed by it under Canadian Securities Laws and U.S. Securities Laws. Each such document or item of information filed by the Corporation under such laws, as of its date, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading at the time at which it was filed with applicable securities regulators, including, without limitation, the Qualifying Authorities. The Corporation has not filed any confidential material change report with any securities regulatory authority or regulator or the Exchanges that at the date hereof remains confidential.

(h)           Financial Statements.  Each of the Corporation’s (A) audited consolidated financial statements as at, and for the year ended, December 31, 2008, together with the auditors’ report thereon and the notes thereto, together with any required reconciliation in accordance with the U.S. Securities Act and the SEC’s rules and guidelines, to U.S. generally accepted accounting principles as the same have been amended and restated on August 28, 2008, and (B) unaudited interim comparative financial statements of the Corporation as at, and for the three months ended March 31, 2009 and the notes thereto ((A) and (B) collectively referred to herein as the “Financial Statements”), (i) have been prepared in accordance with Canadian generally accepted accounting principles applied on a basis consistent with prior periods (except as disclosed in the Financial Statements), (ii) are, in all material respects, consistent with the books and records of the Corporation, contain and reflect all material adjustments for the fair presentation of the results of operations and the financial condition of the business of the Corporation for the periods covered thereby, (iii) present fairly, in all material respects, the financial position of the Corporation as at the dates thereof and the results of its operations and the changes in its financial position for the periods then ended, (iv) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of the Corporation, and (v) do not omit to state any material fact that is required by generally accepted accounting principles or by applicable law to be stated or reflected therein or which is necessary to make the statements contained therein not misleading, respectively.

(i)            No Material Adverse Change in Business.  There has not been any material change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation from the position set forth in the most recent of the Financial Statements or in press releases disseminated by the Corporation and there has not been any change in the business, operations, earnings, capital, permits, prospects, condition (financial or otherwise) or results of operations of the Corporation and the Subsidiaries (taken as a whole) since March 31, 2009 that could reasonably be expected to have a Material Adverse Effect, and, since that date, there have been no material facts, transactions, events or occurrences, other than as disclosed in the Continuous Disclosure Materials, that could reasonably be expected to have a Material Adverse Effect that have not been disclosed in the Continuous Disclosure Materials.

(j)            Authorization and Enforceability.  This Agreement has been, and each of the other Transaction Documents will be prior to the Closing Date, duly authorized, executed and delivered by the Corporation and this Agreement constitutes, and all other Transaction Documents will, upon execution and delivery thereof, constitute a valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law.

(k)           Absence of Proceedings.  There is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency, governmental instrumentality or body, domestic or foreign, now pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation or any Subsidiary, which is required to be disclosed in the Offering Documents or the Supplementary Material and which is not so disclosed, or which if determined adversely, would reasonably be expected to result in, either individually or in the aggregate, a Material Adverse Effect, or which if adversely determined, individually or in the aggregate, would reasonably be expected to materially and adversely affect the Material Properties or assets of the Corporation or any Subsidiary or which if determined adversely would, individually or in the aggregate, materially and adversely affect the consummation of the transactions contemplated in this Agreement or the performance by the Corporation of its obligations hereunder. No order ceasing or suspending trading in any securities of the Corporation or the trading of any of the Corporation’s issued securities has been issued and no proceedings for such purpose are, to the knowledge of the Corporation, pending or threatened.

(l)            Investment Company Act.  The Corporation is not and, after giving effect to the offering and sale of the Initial Shares and any Over-Allotment Shares and the application of the proceeds thereof as described in the Disclosure Package will not be required to be registered as an “investment company” pursuant to the U.S. Investment Company Act of 1940, as amended.

(m)          Authorization and Description of Offered Shares.  The Initial Shares and any Over-Allotment Shares have been duly authorized for issuance and sale to the Underwriters pursuant to this Agreement and, when issued and delivered by the Corporation pursuant to the Transaction Documents against payment of the consideration set forth herein, the Initial Shares and any Over-Allotment Shares will be duly created, validly issued, fully paid and non-assessable and when issued the Initial Shares and any Over-Allotment Shares will conform to all statements relating thereto contained in the Offering Documents and such description conforms to the rights set forth in the instruments defining the same; the issuance of the Initial Shares and any Over-Allotment Shares is not subject to the pre-emptive rights of any shareholder of the Corporation; and all corporate action required to be taken for the authorization, issuance, sale and delivery of the Initial Shares and any Over-Allotment Shares has been taken.

(n)           Standing Under Canadian Securities Laws.  The Corporation is a “reporting issuer” (or its equivalent) under Canadian Securities Laws of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Prince Edward Island, Nova Scotia and Newfoundland and Labrador. The Corporation is not in default in any material respect of the requirements of Canadian Securities Laws and the Corporation is not included on a list of defaulting reporting issuers maintained by any of the securities commissions or similar regulatory authorities in each of such Qualifying Provinces.

(o)           Standing Under U.S. Securities Laws.  To the knowledge of the Corporation, as of the date hereof, the Corporation is not a “controlled foreign corporation,” as such term is defined in the Code, and does not expect to become a controlled foreign corporation. The Corporation is, and upon completion of the Offering, and assuming the anticipated use of the proceeds thereof as described in the Prospectus Supplements, will be a “foreign private issuer” within the meaning of Rule 3b-4 of the U.S. Exchange Act.

(p)           Authorized Capital.  As at the date hereof, the authorized share capital of the Corporation consists of an unlimited number of common shares and an unlimited number of preference shares issuable in series.

(q)           Issued Shares. As at the close of business on June 17, 2009, 62,482,938 Common Shares and no preference shares of the Corporation were issued and outstanding as fully paid and non-assessable securities of the Corporation.

(r)            Listing of Common Shares.  The Common Shares are listed and posted for trading on the TSX and on the Amex and the Corporation is not in default in any material respect of any of the listing requirements of the Exchanges applicable to the Corporation including, for avoidance of doubt, any requirement that shareholder approval be obtained for the Offering or issuance of the Initial Shares and any Over-Allotment Shares.

(s)           Listing of Offered Shares.  Prior to the Closing Date, all necessary notices and filings will be made with, and all necessary consents, approvals and authorizations obtained by the Corporation from, the Exchanges, subject, in the case of the TSX, to fulfilling the Standard Listing Conditions.

(t)            Subsidiaries.  The Subsidiaries listed on Schedule “A” under the heading “Material Subsidiaries” are the only “significant subsidiaries” of the Corporation as defined by Rule 1-02 of Regulation S-X or that are otherwise material to the Corporation. All other subsidiaries of the Corporation have no liabilities that would be, individually or in the aggregate, material to the Corporation and the Subsidiaries on a consolidated basis.

(u)           Transfer Agent and Registrar.  Equity Transfer & Trust Company, at its principal offices in the City of Toronto, Ontario, has been duly appointed transfer agent and registrar for the Common Shares and Registrar and Transfer Company, at its offices in Crawford, New Jersey, has been duly appointed co-transfer agent and registrar for the Common Shares.

(v)           Outstanding Convertible Securities.  Except as disclosed in this Agreement, or the Offering Documents, no person, firm or corporation, as of the date hereof has any Outstanding Convertible Securities.

(w)          Agreements Affecting Voting or Control.  To the knowledge of the Corporation, except as referred to herein, no agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Corporation or any of the Subsidiaries.

(x)            Conduct of Business.

(i)            The Corporation is not nor is any Subsidiary a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Corporation or any Subsidiary to compete in any line of business, transfer or move any of its assets or operations or which materially adversely affects the business practices, operations or condition of the Corporation.

(ii)           The Corporation and each of the Subsidiaries have all requisite corporate power and authority necessary to, and are qualified to, carry on each of its businesses as now conducted and to own, lease or operate each of its properties and assets in all jurisdictions in which the Corporation and each of the Subsidiaries currently carries on business and/or owns, leases or operates each of its properties and assets.

(iii)          Except as set forth in the Offering Documents, the Corporation and each of the Subsidiaries is licensed, registered or qualified, as applicable, in the respective jurisdictions in which the Corporation and each of the Subsidiaries owns, leases or operates its property or carries on business to enable each of its businesses to be carried on as now or proposed to be conducted and to enable the Corporation and each of the Subsidiaries to own, lease and operate its property and assets where the failure to do so would have a Material Adverse Effect, and except as set forth in the Offering Documents all such licences, registrations and qualifications are and will as at the Closing Date be valid, subsisting and in good standing. Without limitation to the foregoing, the Corporation and the Subsidiaries have complied with all public filing requirements required to be filed under the laws of the Democratic Republic of Congo in relation to the Subsidiaries and the Material Properties.

(iv)          The Corporation or one or more of its Subsidiaries are parties to valid and subsisting agreements, documents or instruments pursuant to which the Corporation or one or more of its Subsidiaries is the lawful registered and beneficial holder of the Material Properties. The licences or concessions comprising the Material Properties are registered in the names of the material Subsidiaries as set out in Schedule “B” hereto. The representations in this paragraph (iv) are subject to future risks arising out of possible changes in mining and/or investment policies in the Democratic Republic of Congo, to sovereign risk, and/or challenges which may arise in enforcing rights in the DRC (“DRC Risks”) but, for the avoidance of doubt, are not subject to any risks for which comfort is given pursuant to the legal opinion to be provided by the Corporation’s counsel in the Democratic Republic of Congo, substantially in the form annexed hereto as Schedule “C” (which schedule is incorporated into and forms part of this Agreement), subject to any qualifications contained therein.

(y)           Material Properties, Business and Assets.

(i)            The Corporation and each Subsidiary has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which it carries on business and with all laws, regulations, tariffs, rules, orders and directives material to its operation, including, without limitation, all applicable laws, regulations and statutes relating to mining and/or mining claims, concessions, licenses or leases, and the Corporation has not nor has any

Subsidiary received any notice of the revocation or cancellation of, or any intention to revoke or cancel, any of the mining claims, concessions, licenses, leases or other instruments conferring mineral rights, including, without limitation, in respect of the Material Properties.

(ii)           The Corporation and, where applicable, each of the Subsidiaries, is the absolute legal and beneficial owner of all of the respective material assets of the Corporation and the Subsidiaries, as applicable, including, without limitation, the contractual agreements pursuant to which the Corporation and the Subsidiaries have an interest in the mining claims, concessions, licenses and leases or other instruments conferring the mineral rights comprising the Material Properties. No other property rights are necessary for the conduct of the Corporation’s or any Subsidiary’s business, as currently conducted, in respect of the Material Properties. Except as contemplated in such contractual arrangements and subject only to the provisions of the laws of the DRC applicable to the Corporation, there are no restrictions on the ability of the Corporation or any Subsidiary to use, transfer or otherwise exploit any such property rights, and the Corporation does not know of any claim or basis for a claim that may adversely affect such rights. Without limitation to the foregoing, the Subsidiaries have the full right to use all of the surface area pertaining to the Material Properties and, subject only to the provisions of the laws of the DRC applicable to the Corporation, no other user of the surface, nor any occupier thereof, is entitled to any compensation or rights of relocation should the Subsidiaries engage in construction activities that interfere with other uses of the surface. The representations in this paragraph (ii) are subject to DRC Risks (save as qualified by the provisions of Section 6 (x)(iv) above).

(iii)          The Corporation has no responsibility or obligation, nor has any Subsidiary, to pay any commission, royalty or similar payment to any person with respect to its property rights relating to the material assets of the Corporation and the Subsidiaries, including, without limitation, the mining claims, concessions, licenses and leases or other instruments conferring the mineral rights comprising the Material Properties or any activities previously in relation to the Material Properties, other than as disclosed in the Offering Documents or the Continuous Disclosure Materials. Without limitation to the foregoing, neither the Corporation nor any of the Subsidiaries have any outstanding liabilities or payment obligations arising from the winding up of any entity within the Corporation’s group which was the holder of property rights relating to the material assets of the Corporation and the Subsidiaries.

(iv)          Any and all agreements pursuant to which the Corporation and each Subsidiary holds any of its material assets, including but not limited to the Material Properties, are valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms (except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law), the Corporation is not nor is any Subsidiary in default in any material respect of any of such agreements, including, without limitation, failure to fulfil any payment or work obligation thereunder nor has any such default been alleged, the Corporation is not aware of any disputes (except such as has been disclosed to the Underwriters in writing) with respect thereto and such assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, all leases, licenses, concessions, patented and unpatented claims pursuant to which the Corporation and each Subsidiary derives its interest in such material assets are (except such as has been disclosed to the Underwriters in writing) in good standing and there has been (except such as has been disclosed to the Underwriters in writing) no material default under any such leases, licenses, concessions, patented and unpatented claims and all real or other property taxes required to be paid with respect to such assets to the date hereof have been paid. The representations in this paragraph (iv) are subject to DRC Risks (save as qualified by the provisions of Section 6 (x)(iv) above).

(v)           None of the Corporation or any Subsidiary has approved, is contemplating, has entered into any agreement in respect of, or has any knowledge of:

(A)          the purchase of any Material Property, permit or assets or any interest therein or the sale, transfer or other disposition of any Material Property, permit or assets or any interest therein currently owned, directly or indirectly, by the Corporation or any Subsidiary whether by asset sale, transfer of shares or otherwise that, in each case, would be material to the Corporation and its Subsidiaries as a whole; or

(B)           the change of control (by sale or transfer of shares or sale of all or substantially all of the Material Properties, permits and assets of the Corporation or any Subsidiary or otherwise) of the Corporation or any Material Subsidiary.

(z)            Permits, Licenses, etc.  Except as disclosed in the Offering Documents, each of the Corporation and its Material Subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable laws.  The Corporation and the Material Subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate federal, state, provincial, local or foreign regulatory agencies or bodies necessary to conduct the business now conducted by them except where the failure so to possess would not, singly or in the aggregate, have a Material Adverse Effect; the Corporation and the Material Subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses, except where the failure so to comply would not, singly or in the aggregate, have a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except where the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, singly or in the aggregate, have a Material Adverse Effect; and neither the Corporation nor any of the Material Subsidiaries has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses which, singly or in the aggregate, if the subject of an unfavourable decision, ruling or finding, would have a Material Adverse Effect; and none of the Governmental Licenses contains any term, provision, condition or limitation which would have a Material Adverse Effect.

(aa)         Auditors.  The auditors of the Corporation, who audited the financial statements of the Corporation most recently delivered to the shareholders of the Corporation, (i) are independent public accountants as required by Canadian Securities Laws and there has never been any reportable event (within the meaning of National Instrument 51-102 of the Canadian Securities Administrators) with the present auditor of the Corporation, and (ii) are independent public accountants as required by the U.S. Securities Act during the periods covered by the financial statements on which they reported contained or incorporated by reference in the Prospectus Supplements.

(bb)         Insurance.  The Corporation maintains insurance policies with respect to directors’ and officers’ liability and its business premises in Toronto, Ontario.  All such policies of insurance are in full force and effect and the Corporation is in compliance with the terms of such policies in all material respects.  There are no material claims by the Corporation under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause.  The Corporation covenants that it shall, and shall cause its Subsidiaries to, as soon as possible obtain insurance against such losses and risks and in such amounts as are customary in the business in the jurisdiction(s) in which it is engaged.

(cc)         Taxes.

(i)            The Corporation and each of the Subsidiaries have filed all federal, provincial, state, local and foreign tax returns that are required to be filed or have requested extensions thereof (except in any case in which the failure so to file would not have a Material Adverse Effect) and have paid all taxes required to be paid by and any other assessment, fine or penalty levied against the Corporation or any of the Subsidiaries, to the extent that any of the foregoing is due and payable.

(ii)           The Corporation and each of the Subsidiaries has established on its books and records reserves that are adequate for the payment of all taxes not yet due and payable and there are no liens for taxes on the assets of the Corporation or any of the Subsidiaries, and there are no audits known by the Corporation’s management to be pending of the tax returns of the Corporation or any of the Subsidiaries (whether federal, state, provincial, local or foreign) and there are no outstanding claims which have been or may be asserted relating to any such tax returns, which audits and claims, if determined adversely, would result in the assertion by any governmental agency of any deficiency that would have a Material Adverse Effect.

(iii)          No domestic or foreign taxation authority has asserted or threatened to assert any assessment, claim or liability for taxes due or to become due in connection with any review or examination of the tax returns of the Corporation or any of the Subsidiaries (including, without limitation, any predecessor companies) filed for any year which would have a Material Adverse Effect.

(iv)          There are no transfer taxes or other similar fees or charges under Canadian or U.S. federal law or the laws of any state, province or any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement or the issuance by the Corporation or sale by the Corporation of the Initial Shares and any Over-Allotment Shares.

(v)           Upon satisfaction of the Standard Listing Conditions, the Initial Shares and any Over-Allotment Shares will be qualified investments under the Income Tax Act (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, registered disability savings plans, deferred profit sharing plans and registered education savings plans.

(dd)         Material Agreements.  Neither the Corporation nor any of the Subsidiaries is in material default in the observance or performance of any term or obligation to be performed by it under any Material Agreement and no event has occurred which with notice or lapse of time or both would constitute such a default, in any such case which default or event would have a Material Adverse Effect.

(ee)         No Brokerage or Finder’s Fee.  Except for the Underwriters, there is no person acting or purporting to act at the request of the Corporation, who is entitled to any brokerage or finder’s fee in connection with the transactions contemplated by the Transaction Documents and, in the event any person acting or purporting to act for the Corporation establishes a claim for any such fee from the purchasers under the Offering, the Corporation covenants to indemnify and hold harmless each Underwriter with respect thereto and with respect to all costs incurred in the defence thereof.

(ff)           Corporate Records.  The minute books and records of the Corporation and each of the Subsidiaries contain copies of all significant or material proceedings (or certified copies thereof or, in the case of more recent meetings, drafts thereof) of the shareholders, the boards of directors and all committees of the boards of directors of the Corporation and the Subsidiaries from their respective dates of incorporation. There have been no meetings, resolutions or proceedings of the shareholders, boards of directors or any committees of the boards of directors of the Corporation or any of the Subsidiaries not reflected in such minute books and other records, other than for those meetings of the directors or the audit committee thereof held after May 28th, 2009 for which draft minutes have been furnished to the Underwriters.

(gg)         Dividends.  There is not, in the articles of the Corporation nor in any agreement, mortgage, note, debenture, indenture or other instrument or document to which the Corporation is a party, any restriction upon or impediment to the declaration of dividends by the directors of the Corporation or the payment of dividends by the Corporation to the holders of Common Shares. During the previous 12 months, the Corporation has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its common shares or other securities or agreed to do any of the foregoing.

(hh)         Leased and Owned Premises.

(i)            With respect to each of the Leased Premises, the Corporation or Subsidiary, as applicable, occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Corporation or the Subsidiaries occupies the Leased Premises is in good standing and in full force and effect.  The completion of the transactions described herein by the Corporation will not afford any of the parties to such leases or any other person the right to terminate such lease or result in any additional or more onerous obligations under such leases.

(ii)           Any real property (and the buildings constructed thereon) in which the Corporation and each Subsidiary has an interest (the “Real Property”) and the operations thereon are, to the best of the Corporation’s knowledge, in compliance with all material applicable federal, provincial, state and municipal environmental, health and safety statutes, regulations and permits. None of such Real Property or operations is subject to any judicial or administrative proceeding alleging the violation of any federal, provincial, state or municipal environmental, health or safety statute or regulation or is subject to any investigation concerning whether any remedial action is needed to respond to a release of any Hazardous Material (as defined in subparagraph (kk)(i) of this Section 6 into the environment.

(ii)           Labour Disruptions.  There has not been in the last two (2) years and there is not currently any labour disruption or conflict which did have or would have a Material Adverse Effect on the carrying on of the Corporation’s or the Subsidiaries’ business. The Corporation’s employment contracts with all senior employees are in good standing and in full force and effect. Except as disclosed in the Offering Documents, no current or former director, officer, shareholder, employee or independent contractor of the Corporation or any person not dealing at arm’s length within the meaning of the Income Tax Act (Canada) with any such person is indebted to the Corporation or any Subsidiary, other than with respect to advances made by the Corporation to its employees from time to time in the ordinary course of the Corporation’s business.

(jj)           Debt Instruments.  Other than as disclosed in the Offering Documents and/or the Financial Statements, the Corporation and each of the Subsidiaries are not parties to, bound by or subject to: (i) any material Debt Instrument; or (ii) any agreement, contract or commitment to create, assume or issue any material Debt Instrument.

(kk)         Environmental Matters.

(i)            Neither the Corporation nor any Subsidiary has filed any notice under any federal, provincial, state or municipal law indicating past or present treatment, storage or disposal of a Hazardous Material (as defined below). To the best of the Corporation’s knowledge, except in compliance with applicable environmental laws, none of the Real Property or Leased Premises has at any time been used by the Corporation or any Subsidiary as a waste storage or waste disposal site or to operate a waste management business. To the best of the Corporation’s knowledge, the Corporation has no contingent liability nor has any Subsidiary any contingent liability of which the Corporation has knowledge or reasonably should have knowledge, in connection with any release of any Hazardous Material on or into the environment from any of the Real Property or Leased Premises and operations thereon. Neither the Corporation nor any Subsidiary generates, transports, treats, stores or disposes of any waste, subject waste, hazardous waste, deleterious substance, industrial waste (as defined in applicable federal, provincial, state or municipal legislation) on any of the Real Property or Leased Premises in contravention of applicable federal, provincial, state or municipal laws or regulations enacted for the protection of the natural environment or human health.  To the best of the Corporation’s knowledge, no underground storage tanks or surface impoundments containing a petroleum product or Hazardous Material are located on any of the Real Property or Leased Premises in contravention of applicable federal, provincial, state or municipal laws or regulations enacted for the protection of the natural environment or human health (collectively, “Environmental Laws”). For the purposes of this subparagraph, “Hazardous Material” means any contaminant, pollutant, subject waste, hazardous waste, deleterious substance, industrial waste, toxic matter or any other substance that when released into the natural environment is likely to cause, at some immediate or future time, material harm or degradation to the natural environment or material risk to human health and, without restricting the generality of the foregoing, includes any contaminant, pollutant, subject waste, deleterious substance, industrial waste, toxic matter or hazardous waste as defined by applicable federal, provincial, state or municipal laws or regulations enacted for the protection of the natural environment or human health.

(ii)           Without limiting the generality of subparagraph (jj)(i) of this Section 6, the Corporation and, to the best of the Corporation’s knowledge, each of the Subsidiaries: (A) has operated the Real Property and the Leased Premises; and (B) has received, handled, used, stored, treated, shipped and disposed of all pollutants, contaminants, hazardous or toxic materials, controlled or dangerous substances or wastes, in material compliance with all applicable Environmental Laws.

(iii)          There are no orders, rulings or directives issued, pending or, to the knowledge of the Corporation, threatened against the Corporation or any of the Subsidiaries under or pursuant to any Environmental Laws requiring any work, repairs, construction or capital expenditures with respect to the property or assets of the Corporation or any of the Subsidiaries (including the Real Property and the Leased Premises) which would have a Material Adverse Effect. Without limitation to the foregoing, neither the Corporation nor any of the Subsidiaries have any existing liabilities with regard to mining operations carried on within the boundaries of the Material Properties, including, without limitation, tin and gold mining operations.

(iv)          No notice with respect to any of the matters referred to in this paragraph (kk), including any alleged violations by the Corporation or any of the Subsidiaries with respect thereto has been received by the Corporation or any of the Subsidiaries and no writ, injunction, order or judgment is outstanding, and no legal proceeding under or pursuant to any Environmental Laws or relating to the ownership, use, maintenance or operation of the property and assets of the Corporation or any of the Subsidiaries (including the Real Property and the Leased Premises) is in progress, pending or to the knowledge of the Corporation threatened, which would have a Material Adverse Effect.  There are no grounds on which any such legal proceeding might be commenced with any reasonable likelihood of success, which would have a Material Adverse Effect.

(ll)           Absence of Defaults and Conflicts.  Neither the Corporation nor any of the Subsidiaries is in violation of its articles or other constating instrument or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease, license or other agreement or instrument to which the Corporation or any of the Subsidiaries is a party or by which it or any of them may be bound, or to which any of the property or assets of the Corporation or any Subsidiary is subject (collectively, “Agreements and Instruments”), except where such default, breach or conflict would not reasonably be expected to have a Material Adverse Effect.  The execution, delivery and performance of each of the Transaction Documents (including the authorization, issuance, sale and delivery of the Initial Shares and any Over-Allotment Shares and the use of the proceeds from the sale of such securities as described in the Prospectus Supplements under the caption “Use of Proceeds”) and compliance by the Corporation with its obligations hereunder, have been or will be duly authorized by all necessary corporate action, and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Corporation or any Subsidiary pursuant to the Agreements and Instruments, nor will such action result in a conflict with the articles or by-laws of the Corporation or any Subsidiary or any existing applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Corporation or any Subsidiary or any of their assets, properties or operations except for such violations or conflicts that would not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect. As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Corporation or any Subsidiary.

(mm)       Mineral Information.  The information set forth in the Offering Documents relating to the estimates by the Corporation of the indicated and inferred mineral resources has been reviewed and verified by the Corporation or independent consultants to the Corporation as disclosed in the Continuous Disclosure Materials and, except as disclosed in the Continuous Disclosure Materials, the mineral resource information has been prepared in accordance with Canadian industry standards set forth in National Instrument 43-101 of the Canadian Securities Administrators, and the method of estimating the mineral resources has been verified by mining experience and the information upon which the estimates of resources were based, was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material changes to such information since the date of delivery or preparation thereof except as disclosed in the Continuous Disclosure Materials.

(nn)         Absence of Further Requirements.  No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of any court or governmental authority or agency is necessary or required for the performance by the Corporation of its obligations under any of the Transaction Documents, in connection with the proposed Distribution, issuance or sale of the Initial Shares and any Over-Allotment Shares hereunder, or the consummation of the transactions contemplated by any of the Transaction Documents, except (i) such as have been already obtained or as may be required under the U.S. Securities Laws, (ii) such as have been obtained, or as may be required, under Canadian Securities Laws, and (iii) such as have been obtained or as may be required, under the rules of the TSX and, if applicable, the Amex.

(oo)         Other Reports and Information.  There are no reports or information that in accordance with the requirements of any Qualifying Province must be made publicly available in connection with the Distribution of the Initial Shares and any Over-Allotment Shares that have not been made publicly available as required; there are no documents required to be filed as of the date hereof with any Qualifying Authority in connection with the Canadian Shelf Prospectus or the Canadian Prospectus Supplement that have not been, or will not be, filed as required.

(pp)         Unlawful Payment.  Neither the Corporation nor any of the Subsidiaries nor, to the best of the Corporation’s knowledge, any employee or agent of the Corporation or any Subsidiary, has made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in violation of any law, or made any payment to any foreign or Canadian or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by applicable law.

(qq)         Accounting Controls.  Except as described in the Prospectus Supplements, including the Documents Incorporated by Reference therein, or the Continuous Disclosure Materials, the Corporation and each of the Subsidiaries (i) have established and maintain disclosure controls and procedures (as such term is defined in Rule 13a-15 under the U.S. Exchange Act), (ii) such disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Corporation and its subsidiaries in the reports they file or submit under the U.S. Exchange Act is accumulated and communicated to management of the Corporation, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure to be made and (iii) such disclosure controls and procedures are effective in all material respects to perform the functions for which they were established.  The Corporation also maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles in Canada and to maintain asset accountability, access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(rr)           U.S. Foreign Corrupt Practices Act.  Neither the Corporation nor any of its Subsidiaries, nor, to the knowledge of the Corporation, any director, officer, agent, employee or other person associated with or acting on behalf of the Corporation or any of its Subsidiaries, has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

(ss)         Currency and Foreign Transactions Reporting Act.  The operations of the Corporation and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened, except, in each case, as would not reasonably be expected to have a Material Adverse Effect.

(tt)           Office of Foreign Assets Control of the U.S. Treasury Department.  Neither the Corporation nor any of its Subsidiaries nor, to the knowledge of the Corporation, any director, officer, agent, employee or affiliate of the Corporation or any of its Subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Corporation will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(uu)         Market Manipulation.  Neither the Corporation nor, to the best of the Corporation’s knowledge, any of the Corporation’s officers, directors or affiliates has taken, nor at the Closing Date will have taken, directly or indirectly, any action which has constituted, or might reasonably be expected to constitute, the stabilization or manipulation of the price of sale or resale of the Initial Shares and any Over-Allotment Shares, if applicable.

7.                              COMPENSATION OF THE UNDERWRITERS

In return for their underwriting services in respect of the Distribution of the Offered Shares, as set out in Section 2(d), the Corporation agrees to pay to the Underwriters, at the Closing Time, an underwriting commission equal to 5% of the aggregate gross proceeds realized from the sale of the Initial Shares and any Over-Allotment Shares.

8.                              CLOSING

(a)           Payment of the Purchase Price.  The Corporation shall, at the Closing Time, deliver to GMP, on behalf of the Underwriters, certificates representing the Initial Shares (including any Over-Allotment Shares) against payment of the Offering Price less the Underwriting Fee and expenses pursuant to Section 15. The Closing shall take place at the offices of Macleod Dixon LLP, Toronto, Ontario, or at such other place as shall be agreed upon by the Underwriters and the Corporation, subject to the terms and conditions contained in this Agreement.

(b)           Denominations; Registration of Certificates.  Certificates for the Initial Shares (including any Over-Allotment Shares) shall be in such denomination and registered in such names as the Underwriters may request in writing at least two (2) full Business Days before the applicable Closing Time.

9.                              CONDITIONS OF THE UNDERWRITERS’ OBLIGATIONS

The obligations of the several Underwriters to purchase the Initial Shares and any Over-Allotment Shares hereunder are subject to the following conditions, which conditions are for the sole benefit of the Underwriters and may only be waived by the Underwriters in their sole discretion:

(a)           Initial Shares and Over-Allotment Shares.  The Initial Shares and any Over-Allotment Shares, to be issued and sold under this Agreement by the Corporation shall have been duly and validly issued by the Corporation and, when issued and sold by the Corporation, such Initial Shares and any Over-Allotment Shares will have the attributes set out in the Shelf Prospectuses and such Initial Shares and any Over-Allotment Shares will be fully paid and non-assessable securities in the capital of the Corporation.

(b)           Certificates of Officers.  The Corporation delivering at the Closing Time certificates signed by two senior officers of (i) the Corporation and (ii) the Subsidiaries, with respect to:

(i)            the constating documents of the applicable corporation;

(ii)           the resolutions of the directors relevant to the Offering; and

(iii)          the incumbency and signatures of signing officers;

in a form and substance acceptable in all reasonable respects to Underwriters’ Counsel.

(c)           Certificates of Status.  The Corporation delivering at the Closing Time certificates of status and/or compliance for each of the Corporation and each Subsidiary, each dated within two days of the Closing Date.

(d)           Bringdown Certificate of Officers.  The Corporation delivering at the Closing Time a certificate signed on behalf of the Corporation by the Chief Executive Officer of the Corporation and the Chief Financial Officer of the Corporation, addressed to the Underwriters and dated the Closing Date, in a form satisfactory to the Underwriters’ Counsel, acting reasonably, certifying for and on behalf of the Corporation, and not in their personal capacities, that:

(i)            the Corporation has complied in all material respects with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time on the Closing Date;

(ii)           no order, ruling or determination (including any stop order) having the effect of ceasing or suspending trading in any securities of the Corporation or prohibiting the sale of the Initial Shares, any Over-Allotment Shares and/or any of the Corporation’s issued securities has been issued and no proceeding for such purpose is pending or, to the knowledge of such officers, threatened by any securities regulatory authority or stock exchange in Canada or the United States;

(iii)          the Corporation is a “reporting issuer” (or its equivalent) under the applicable Canadian Securities Laws, not in default of such Canadian Securities Laws in any material respect, and is eligible to file a short form prospectus under NI 44-101 and the Canadian Prospectus Supplement under NI 44-102;

(iv)          no material change (as defined in the Securities Act (Ontario)) relating to the Corporation, and the Subsidiaries, on a consolidated basis, has occurred since the date hereof with respect to which the requisite material change report has not been filed and no such disclosure has been made on a confidential basis that remains subject to confidentiality;

(v)           since the date of the most recent Financial Statements included or incorporated by reference in the Prospectus Supplements (exclusive of any supplement thereto), there has been no material adverse change in the condition (financial or otherwise), prospects, earnings, business or properties of the Corporation and its Subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Prospectus Supplements (exclusive of any supplement thereto); and

(vi)          all of the representations and warranties made by the Corporation in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time.

(e)           Passport Receipt.  The Passport Receipt being valid and not having been revoked or rescinded by the Principal Regulator.

(f)            U.S. Registration Statement.  No stop order suspending the effectiveness of the Registration Statement or preventing or suspending the use of the U.S. Shelf Prospectus or any Issuer Free Writing Prospectus shall have been issued and no proceeding or examination for such purpose shall have been initiated or, to the knowledge of the Corporation, threatened by the SEC; and any request of the SEC for inclusion of additional information in the Registration Statement or the U.S. Shelf Prospectus or otherwise shall have been complied with.

(g)           Adverse Proceedings.  At the Closing Time, no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Corporation or prohibiting the sale of the Initial Shares and any Over-Allotment Shares and/or any of the Corporation’s issued securities and no proceeding for such purpose being pending or, to the knowledge of the Corporation, threatened by any securities regulatory authority or stock exchange in Canada or the United States;

(h)           Auditor Comfort Letters.  The Corporation having caused its auditors to deliver to the Underwriters a comfort letter or comfort letters, dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, bringing forward to the date which is not more than two (2) Business Days prior to the Closing Date, the information contained in the comfort letter referred to in Section 5(p)(v).

(i)            Opinion of Canadian Counsel to the Corporation.  The Underwriters receiving at the Closing Time, favourable legal opinions of Macleod Dixon LLP, Canadian counsel to the Corporation and local counsel acceptable to counsel to the Corporation and counsel to the Underwriters, acting reasonably (who may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers, public and exchange officials or of the auditors or transfer agent of the Corporation), to the effect set forth below and to such further effect as counsel to the Underwriters may reasonably request:

(i)            the Corporation having been continued and existing under the laws of Canada and has not been dissolved;

(ii)           the Corporation has all necessary corporate capacity and power to own, lease and operate its properties and assets and to conduct its business at and in the places where such properties and assets are now owned, leased or operated or such business is now conducted;

(iii)          the authorized share capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preference shares issuable in series and the number of issued and outstanding Common Shares and preference shares as at the Closing Time;

(iv)          all necessary corporate action having been taken by the Corporation to authorize the execution and delivery of each of the Transaction Documents and the performance of its respective obligations thereunder;

(v)           all necessary corporate action having been taken by the Corporation to authorize the creation, execution, allotment, issuance, sale and delivery of the Initial Shares and any Over-Allotment Shares;

(vi)          each of the Transaction Documents having been duly executed and delivered by the Corporation and constituting a legal, valid and binding obligation of, and being enforceable against, the Corporation in accordance with its respective terms (subject to bankruptcy, insolvency or other similar laws affecting the rights of creditors generally, general equitable principles including the availability of equitable remedies and the qualification that no opinion need be expressed as to rights to indemnity, contribution and waiver of contribution);

(vii)         the execution and delivery by the Corporation of each of the Transaction Documents, the fulfilment of the respective terms thereof by the Corporation (including, without limitation, the issue, sale and delivery on the Closing Date of the Initial Shares and any Over-Allotment Shares to the Underwriters as contemplated herein), do not constitute or result in a breach of or a default under, and do not create a state of facts which, after notice or lapse of time or both, will constitute or result in a breach of, and will not conflict with, any of the terms, conditions or provisions of the constating documents or articles of the Corporation;

(viii)        the Corporation being a “reporting issuer” (or its equivalent) not on the list of defaulting issuers maintained by the Qualifying Authority, in each of the Qualifying Provinces;

(ix)           all documents required to be filed by the Corporation and all proceedings required to be taken by the Corporation under applicable Canadian Securities Laws having been filed and taken in order to qualify the Distribution (or Distribution to the public, as the case may be) of the Initial Shares and any Over-Allotment Shares in each of the Qualifying Provinces through investment dealers or brokers registered under the applicable laws thereof who have complied with the relevant provisions thereof;

(x)            the Initial Shares and any Over-Allotment Shares, if the Underwriters have provided notice of the exercise of the Over-Allotment Option in accordance with Section 3(a) prior to Closing, having been conditionally approved for listing on the Exchanges and will be posted for trading thereon upon satisfaction of the conditions thereto;

(xi)           the Initial Shares and any Over-Allotment Shares, when issued by the Corporation, having been validly issued by the Corporation and being fully-paid and non-assessable;

(xii)          Equity Transfer & Trust Company, at its principal office in the City of Toronto, Ontario has been appointed as transfer agent, registrar and disbursing agent for the common shares of the Corporation;

(xiii)         the statements under the heading “Eligibility for Investment” and “Canadian Federal Income Tax Considerations” in the Prospectus Supplements being true and correct;

(xiv)        the attributes of the Initial Shares and any Over-Allotment Shares conforming in all respects to the description thereof in the Shelf Prospectuses;

(xv)         the form of the certificate representing the Common Shares have been approved by the directors of the Corporation and comply with all legal requirements relating thereto; and

(xvi)        such other matters as may be reasonably requested by the Underwriters or their counsel no less than 24 hours prior to the Closing Time;

acceptable in all reasonable respects to Canadian counsel to the Underwriters, Fasken Martineau DuMoulin LLP.

(j)            Opinion of U.S. Counsel to the Corporation.  The Underwriters receiving at the Closing Time, favourable legal opinions of Dorsey & Whitney LLP, United States counsel to the Corporation (who may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers, public and exchange officials or of the auditors or transfer agent of the Corporation), to the effect set forth below:

(i)            to the knowledge of such counsel, there is no contract or other document of a character required to be filed as an exhibit to the Registration Statement which is not filed as required;

(ii)           the statements included in the U.S. Prospectus Supplement under the heading “Certain U.S. Federal Income Tax Considerations” insofar as such statements summarize legal matters discussed therein, are accurate and fair summaries of such legal matters in all material respects;

(iii)          the Registration Statement is effective under the U.S. Securities Act;

(iv)          to the knowledge of such counsel, no stop order suspending the effectiveness of the Registration Statement or any notice that would prevent its use has been issued, and no proceedings for that purpose have been instituted or threatened;

(v)           the Registration Statement (other than the financial statements and other financial and statistical information, and the information included in or derived from reports of, or attributed to, persons named in the U.S Prospectus Supplement under the heading “Interest of Experts”, as to which such counsel need express no opinion) and the Form F-X each appear on its face to be appropriately responsive in all material respects to the applicable requirements of the U.S. Securities Act and the rules thereunder;

(vi)          the Corporation is not and, after giving effect to the offering and sale of the Initial Shares and any Over-Allotment Shares and the application of the proceeds thereof as described in the Prospectus Supplements, will not be required to be registered as an “investment company” pursuant to the U.S. Investment Company Act of 1940, as amended; and

(vii)         no consent, approval, authorization or order of, or filing, registration, qualification with, any Governmental Authority, which has not been obtained, taken or made (other than as required by any state securities or Blue Sky laws of the various states, as to which such counsel need express no opinion) is required under any Applicable Law for the issuance or sale of the Offered Shares or the performance by the Corporation of its obligations under this Agreement.  For purposes of this opinion, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the United States of America.  For purposes of this opinion, the term “Applicable Law” means the federal law of the United States of America (including the rules or regulations promulgated thereunder or pursuant thereto) that a lawyer exercising customary professional diligence would reasonably be expected to recognize as being applicable to the Corporation and the agreements related to the Offering.  Without limiting the generality of the foregoing definition of Applicable Law, the term “Applicable Law” does not include any law, rule or regulation that is applicable to the Corporation or the agreements related to the Offering solely because such law, rule or regulation is part of a regulatory regime applicable to any party to any of the agreements related to the Offering or any of its affiliates due to the specific assets or business of such party or such affiliate.

(k)           10b-5 Statement of US Counsel for the Corporation. At the Closing Time, the Underwriters shall have received a Rule 10b-5 negative assurance statement, dated as of the Closing Time, of Dorsey & Whitney LLP, United States counsel for the Corporation, to the effect that such counsel has participated in the preparation of the Registration Statement and the Disclosure Package and in conferences with officers and other representatives of the Corporation, Canadian counsel for the Corporation, representatives of the independent accountants for the Corporation, counsel for the Underwriters and representatives of the Underwriters at which the contents of the Registration Statement and the Disclosure Package and related matters were discussed and although such counsel has not independently verified, and (except as to those matters and to the extent set forth in the opinions referred to in paragraph (ii) of Section 9(h)) is not passing upon and does not assume any responsibility for, the factual accuracy, completeness or fairness of the statements contained in the Registration Statement and the Disclosure Package, on the basis of such participation, no facts have come to such counsel’s attention which have caused such counsel to believe that (i) on the Initial Sale Time, the Registration Statement contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the documents specified in a schedule to such counsel’s letter which shall consist of the Disclosure Package used in the United States contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (in each case, other than the financial statements and other financial and statistical information, and the information included in or derived from reports of, or attributed to, persons named in the US Shelf Prospectus and/or the U.S. Prospectus Supplement under the heading “Interest of Experts”, included or incorporated by reference therein, as to which such counsel need express no belief), together with signed or reproduced copies of such letter for each of the other Underwriters.

(l)            Opinion and 10b-5 Statement of Canadian Counsel for the Corporation. At the Closing Time, the Underwriters shall have received a negative assurance statement, dated as of the Closing Time, of Macleod Dixon LLP, Canadian counsel for the Corporation, to the effect that such counsel has participated in the preparation of the Canadian Shelf Prospectus and the Canadian Prospectus Supplement and any Supplementary Material and in conferences with officers and other representatives of the Corporation, U.S. counsel for the Corporation, representatives of the independent accountants for the Corporation, counsel for the Underwriters and representatives of the Underwriters at which the contents of the Canadian Shelf Prospectus and the Canadian Prospectus Supplement and any Supplementary Material and related matters were discussed and although such counsel has not independently verified, and (except as to those matters and to the extent set forth in the opinions referred to in paragraphs (xv) and (xvi) of Section 9(h)) is not passing upon and does not assume any responsibility for, the factual accuracy, completeness or fairness of the statements contained in the Canadian Shelf Prospectus and the Canadian Prospectus Supplement and any

Supplementary Material, on the basis of such participation, no facts have come to such counsel’s attention which have caused such counsel to believe that (i) at the time that the Canadian Shelf Prospectus and the Canadian Prospectus Supplement were filed, the Canadian Shelf Prospectus and the Canadian Prospectus Supplement contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) as of the date of the Canadian Prospectus Supplement and as of the Closing Date, the Canadian Shelf Prospectus and the Canadian Prospectus Supplement contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (in each case, other than the financial statements and other financial and statistical information, and the information included in or derived from reports of, or attributed to, persons named in the Canadian Shelf Prospectus and/or the Canadian Prospectus Supplement under the heading “Interest of Experts”, included or incorporated by reference therein, as to which such counsel need express no belief), together with signed or reproduced copies of such letter for each of the other Underwriters;

(m)          Exchange Approval.  At the Closing Time, the Initial Shares and the Over-Allotment Shares, if the Underwriters has provided notice of the exercise of the Over-Allotment Option in accordance with Section 3(a) prior to Closing, having been (i) conditionally approved for listing on the TSX, subject only to the Standard Listing Conditions of the TSX, and (ii) approved for listing on the Amex, subject only to the official notice of issuance.

(n)           Lock-up.  The directors and officers of the Corporation have entered into lock-up agreements with the Underwriters as contemplated in Section 10.

(o)           Democratic Republic of the Congo Opinions.  The Underwriters receiving at the Closing Time title opinions from counsel in the Democratic Republic of the Congo respecting ownership of the Corporation’s Material Subsidiaries listed in Schedule “A” and the mineral titles respecting the Material Properties held by them, substantially in the form provided in Schedule “C” and otherwise in form and substance satisfactory to the Underwriters’ Counsel, acting reasonably, addressed to the Underwriters and their counsel, amongst others.

(p)           Certificate of the Registrar.  The Corporation having delivered to the Underwriters a certificate of the transfer agent and registrar of the Corporation which (i) certifies the number of Common Shares issued and outstanding as at the close of business on the date prior to the Closing Date, and (ii) confirms its appointment as the registrar and transfer agent for the Common Shares.

(q)           Compliance with Obligations.  The Corporation having complied with all of its covenants and obligations under this Agreement required to be satisfied at or prior to the Closing Time.

(r)            No Termination.  The Underwriters not having exercised any rights of termination set forth in Section 11.

(s)           Other Documentation.  The Underwriters receiving at the Closing Time such further certificates, opinions of counsel and other documentation from the Corporation as may be contemplated herein or as the Underwriters or their counsel may reasonably require, provided, however, that the Underwriters or their counsel shall request any such certificate, opinion or document within a reasonable period prior to the Closing Time that is sufficient for the Corporation to obtain and deliver such certificate or document, and in any event, at least 24 hours prior to the Closing Time and provided further that any such further certificates, opinions or other documentation requested by the Underwriters are customary for financings of the nature contemplated hereby taking into account the nature of the business conducted by the Corporation and the Subsidiaries.

All terms and conditions set out herein shall be construed as conditions and any breach or failure by the Corporation to comply with any such conditions in favour of the Underwriters shall entitle the Underwriters to terminate their obligation to purchase the Initial Shares and any Over-Allotment Shares by written notice to that effect given to the Corporation prior to the Closing Time on the Closing Date. The Corporation shall use its reasonable best efforts to cause all conditions in this Agreement to be satisfied. It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any subsequent breach or non-compliance, provided that to be binding on the Underwriters, any such waiver or extension must be in writing.

10.                            RESTRICTION ON FURTHER ISSUANCE OF SECURITIES

(a)           Banro Lock-up. The Corporation hereby covenants and agrees with the Underwriters that it will not, directly or indirectly, issue, sell, grant an option for the sale of, or otherwise dispose or monetize, or announce any intention to do so, in a public offering or by way of private placement or otherwise, any Common Shares of the Corporation or any securities convertible or exchangeable into common shares of the Corporation for a period of 90 days after the Closing Date, without the prior consent of the Underwriters, such consent not to be unreasonably withheld. Notwithstanding the foregoing, the Corporation may (i) grant stock options in the normal course pursuant to any stock option plan of the Corporation existing on the Closing Date, (ii) issue Common Shares of the Corporation upon conversion, exercise or exchange of convertible, exercisable or exchangeable securities existing on the Closing Date or upon the exercise of stock option subsequently granted as permitted by this Section, provided that all such Common Shares issued upon such conversion, exercise or exchange are also subject to the principal lock-up set out in Section 10(b) below, and (iii) issue Common Shares in connection with property or share acquisitions in the normal course of business.

(b)           Principal Lock-up. The Corporation covenants and agrees to obtain, prior to Closing, the lock-up agreements from each of the directors and officers of the

Corporation in the form set out in Schedule “D” hereto (which schedule is incorporated into and forms part of this Agreement).

11.                            TERMINATION OF AGREEMENT

(a)           In addition to any other remedies which may be available to the Underwriters, the Underwriters (or any of them) shall be entitled, at their option, to terminate and cancel, without any liability on the Underwriters’ part, their obligations under this Agreement to purchase the Initial Shares and any Over-Allotment Shares, by giving written notice to the Corporation at any time at or prior to the Closing Time on the Closing Date if at any time prior to the closing of the Offering:

(i)            the state of the financial markets in Canada, the United States or elsewhere where it is planned to market the Offered Shares, or the industry or state of the markets in which the Corporation operates, is such that, in the reasonable opinion of the Underwriters (or any of them), the Offered Shares cannot be marketed profitably; or

(ii)           there shall occur any adverse material change in relation to the Corporation, or there should be a previously undisclosed material adverse change (whether actual, proposed or prospective) which is discovered or required to be disclosed, or there should occur a change in a material fact in relation to the Corporation, or in the Offering Documents that in the reasonable opinion of the Underwriters (or any of them), has or would be expected to result in a Material Adverse Effect or have a significant adverse effect on the market price or value of the Offered Shares; or

(iii)          any inquiry, investigation or other proceeding (whether formal or informal) is made or any order is issued under or pursuant to any statute of Canada or any province thereof or any statute of the United States or any state thereof or any other jurisdiction to which the Corporation or any of its Subsidiaries is subject or any stock exchange in relation to the Corporation or any of its securities (except for any inquiry, investigation or other proceeding or order based upon the activities of the Underwriters and not upon activities of the Corporation), which, in the opinion of the Underwriters (or any of them), acting reasonably, prevents or restricts trading in or the Distribution of the Offered Shares or significantly adversely affects the market price of the Offered Shares or the business, operations or affairs of the Corporation and its Subsidiaries, taken as a whole; or

(iv)          there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, including, without limiting the generality of the foregoing, any military conflict, civil insurrection, or any terrorist action (whether or not in connection with such conflict or insurrection), or any law or regulation (or change in the interpretation or administration thereof)

which, in the opinion of the Underwriters (or any of them) seriously adversely affects, or involves, or will seriously adversely affect or involve, the financial markets or the business, operations or affairs of the Corporation and its subsidiaries, taken as a whole, and/or prevent or materially restrict the trading in or the Distribution of the Offered Shares; or

(v)           without in any way limiting any of the foregoing, if at any time, the Corporation or any of its subsidiaries receives any notice (whether written or oral) from the Ministry of Mines in the Democratic Republic of Congo or any other state agency (the “DRC State”), whether pursuant to any ongoing or proposed title review proceedings with the DRC State or otherwise, which in the opinion of the Underwriters (or any of them) withdraws or purports to withdraw any benefits currently held by the Corporation pursuant to its mining convention with the DRC State (including, without limitation, with regard to exemptions granted to the Corporation under the taxation laws, import and export laws and royalty laws under the terms of such convention).

(b)           The Corporation agrees that all material terms and conditions of this Agreement shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed by it, that it will use its commercially reasonable best efforts to cause such conditions to be complied with, and that any breach or failure by the Corporation to comply with any such conditions shall entitle any of the Underwriters to terminate their obligations to purchase the Initial Shares by notice to that effect given to the Corporation at or prior to the Closing Time, unless otherwise expressly provided in this Agreement.  The Underwriters may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Underwriters only if such waiver or extension is in writing and signed by all of the Underwriters.

(c)           The Underwriters shall make reasonable best efforts to give notice to the Corporation (in writing or by other means) of the occurrence of any of the events referred to in paragraphs (a) or (b) of this Section 11, provided that neither the giving nor the failure to give such notice shall in any way affect the entitlement of the Underwriters to exercise this right at any time prior to or at the Closing Time.

(d)           If the obligations of the Underwriters are terminated under this Agreement pursuant to these termination rights, the Corporation’s liabilities to the Underwriters shall be limited to those provided for in Sections 12, 13 and 15 of this Agreement.

12.                            INDEMNITY

(a)           The Corporation (for the purposes of this Section 12, the “Indemnifier”) covenants and agrees to protect, indemnify, and save harmless, each of the Underwriters, their respective broker-dealer affiliates (including, for greater certainty, their respective United Kingdom affiliates, French affiliates, Swiss affiliates, and U.S. broker-dealer affiliates), and each of their respective directors, officers, employees, affiliates and agents and each person, if any, who controls (within the meaning of Section 15 of the U.S. Securities Act or Section 20 of the U.S. Exchange Act), directly or indirectly, any Underwriter or its broker-dealer affiliates (individually, an “Indemnified Party” and collectively, the “Indemnified Parties”), against all losses, claims, actions, proceedings, damages, suits, investigations, liabilities, costs, damages, or expenses of whatsoever nature or kind (excluding loss of profits or consequential damages) and including, without limitation, the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees, disbursements and taxes of their counsel in connection with any action, proceeding, suit, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity caused or incurred, (“Claims”) whether directly or indirectly, by reason of:

(i)            any statement (except for statements furnished by and relating solely to the Underwriters specifically for use in the Shelf Prospectuses, the Prospectus Supplements, any Free Writing Prospectus, or Supplementary Material, as identified by the Underwriters to the Corporation in writing on the date hereof) contained in the Offering Documents (including, for greater certainty, in any Documents Incorporated by Reference) or any Issuer Free Writing Prospectus (taken together with the Disclosure Package), which at the time and in the light of the circumstances under which it was made contains or is alleged to contain a misrepresentation or any misstatement of material fact; or

(ii)           the omission or alleged omission to state in the Offering Documents (including, for greater certainty, in any Documents Incorporated by Reference), any Free Writing Prospectus or Supplementary Material, or any Issuer Free Writing Prospectus (taken together with the Disclosure Package), or any certificate of the Indemnifier delivered hereunder or pursuant hereto, any material fact (except for any material fact contained in the statements furnished by and relating solely to the Underwriters specifically for use in the Prospectus Supplements, any Free Writing Prospectus, or Supplementary Material, as identified by the Underwriters to the Corporation in writing on the date hereof) required to be stated therein or necessary to make any statement therein not misleading; or

(iii)          any order made, or inquiry, investigation or proceeding commenced by any securities regulatory authority or other competent authority based upon any misrepresentation, untrue statement or omission or alleged untrue statement or omission in the Offering Documents (including, for greater certainty, in any Documents Incorporated by Reference) or any Issuer Free Writing Prospectus (taken together with the Disclosure Package), (except for statements furnished by and relating solely to the Underwriters specifically for use in the Prospectus Supplements, the Registration Statement, any Free Writing Prospectus, or Supplementary Material, as identified by the Underwriters to the Corporation in writing on the date hereof)  that prevents or restricts the trading in any of the Indemnifier’s securities or the Distribution of any of the Offered Shares in any of the Qualifying Provinces or the United States or any other jurisdiction in which they are offered; or

(iv)          the Indemnifier not complying with any requirement of Canadian Securities Laws or U.S. Securities Laws or stock exchange requirements in connection with the transactions herein contemplated, including without limitation, the Indemnifier’s non-compliance with any statutory requirement to make any document available for inspection; or

(v)           any breach of a representation or warranty of the Indemnifier contained in this Agreement or the failure of the Indemnifier to comply with any of its obligations hereunder.

(b)           If any matter or thing contemplated by this Section shall be asserted against any Indemnified Party in respect of which indemnification is or might reasonably be considered to be provided, such Indemnified Party will notify the Indemnifier as soon as possible of the nature of such claim (provided that omission to so notify the Indemnifier will not relieve the Indemnifier of any liability that it may otherwise have to the Indemnified Party hereunder, except to the extent the Indemnifier is materially prejudiced by such omission) and the Indemnifier shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim; provided, however, that the defence shall be through legal counsel reasonably acceptable to such Indemnified Party and that no admission of liability or settlement may be made by the Indemnifier or such Indemnified Party without the prior written consent of the other, such consent not to be unreasonably withheld.

(c)           In any such claim, such Indemnified Party shall have the right to retain other legal counsel to act on such Indemnified Party’s behalf, provided that the fees and disbursements of such other legal counsel shall be paid by such Indemnified Party, unless: (i) the Indemnifier and such Indemnified Party mutually agree to retain other legal counsel; or (ii) the representation of the Indemnifier and such Indemnified Party by the same legal counsel would, in the opinion of such counsel, be inappropriate due to actual or potential differing interests, or (iii) the Indemnifier has not assumed the defence of the action within a reasonable period of time after receiving notice of the claim, or (iv) there are one or more defences available to the Indemnified Party which are different from or in addition to those available to the Indemnifier; in which event such fees and disbursements shall be paid by the Indemnifier to the extent that they have been reasonably incurred, provided that in no circumstances will the Indemnifier be required to pay the fees and expenses of more than one set of legal counsel for all Indemnified Parties.

(d)           To the extent that any Indemnified Party is not a party to this Agreement, the Underwriters shall obtain and hold the right and benefit of this Section in trust for and on behalf of such Indemnified Party.

(e)           The Indemnifier hereby consents to personal jurisdiction, service and venue in any court in which any claim that is subject to indemnification hereunder is brought against the Underwriters or any Indemnified Party and to the assignment of the benefit of this Section to any Indemnified Party for the purpose of enforcement provided that nothing herein shall limit the Indemnifier’s right or ability to contest the appropriate jurisdiction or forum for the determination of any such claims.

(f)            The rights of indemnity contained in this Section shall not enure to the benefit of any Indemnified Party in respect of a particular claim if the Underwriters were provided with a copy of any amendment or supplement to the Offering Documents which corrects any untrue statement or omission or alleged omission that is the basis of that claim by a party against such Indemnified Party and that is required, under the Canadian Securities Laws and/or U.S. Securities Laws, to be delivered to such party by the Underwriters.

(g)           The rights accorded to the Indemnified Parties hereunder will be in addition to any rights an Indemnified Party may have at common law or otherwise.

(h)           The Indemnifier agrees to reimburse the Underwriters monthly for the time spent by the Underwriters’ personnel in connection with any Claim at their normal per diem rates.

13.                            CONTRIBUTION

In the event that the indemnity provided for in Section 12 of this Agreement is unavailable for any reason (other than in accordance with the terms hereof) to the Indemnified Parties (or any of them) or is insufficient to hold them harmless, the Corporation will contribute to the amount paid or payable by the Indemnified Parties as a result of such Claims in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation or the Corporation’s shareholders on the one hand and the Indemnified Parties on the other, but also the relative fault of the parties and other equitable considerations which may be relevant. Notwithstanding the foregoing, the Corporation will in any event contribute to the amount paid or payable by the Indemnified Parties as a result of such Claim any amount in excess of the fees actually received by any Indemnified Parties hereunder. Notwithstanding the foregoing, a person guilty of fraudulent misrepresentation or gross negligence or wilful misconduct (as determined by a court of competent jurisdiction in a final non-appealable judgment) shall not be entitled to contribution from any other party.

14.                            SEVERABILITY

If any provision of this Agreement is determined by a court of competent jurisdiction to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severed from this Agreement.

15.                            EXPENSES

Whether or not the transactions provided for herein are completed, the Corporation shall pay all costs, fees and expenses of or incidental to the performance of its obligations under this Agreement including, without limitation, (i) the cost of qualifying the Initial Shares and any Over-Allotment Shares, including, without limitation, the costs of the Corporation’s professional advisors, filing fees in Canada and the United States, and the costs and expenses of compliance with state securities or blue sky laws, (ii) the cost of printing any and all documents contemplated herein (including all prospectuses), (iii) the fees and expenses of the Corporation’s auditors, Canadian, United States and any local counsel, and (iv) all fees and expenses in connection with the listing of the Offered Shares on the TSX and the Amex. The Corporation shall assume and pay the out-of-pocket expenses of the Underwriters. The Corporation shall assume and pay the reasonable fees, disbursements and any applicable taxes payable thereon of counsel to the Underwriters (up to a maximum of Cdn.$150,000 for Canadian counsel to the Underwriters) , plus disbursements and any taxes payable thereon in respect of the fees of the Underwriters’ Counsel.

16.                            OVER-ALLOTMENT AND MARKET STABILIZATION

In connection with the Distribution of the Initial Shares and any Over-Allotment Shares, the Underwriters and members of their selling group (if any) may over-allot or effect transactions which stabilize or maintain the market price of the Initial Shares and/or any Over-Allotment Shares at levels above those which might otherwise prevail in the open market, in compliance with Canadian Securities Laws and U.S. Securities Laws. Those stabilizing transactions, if any, may be discontinued at any time.

17.                            UNDERWRITING PERCENTAGES

(a)           The obligation of the Underwriters to purchase the Initial Shares and any Over-Allotment Shares at the Closing Time on the Closing Date shall be several, and not joint, nor joint and several, and shall be as to the following percentages:

GMP Securities L.P.	50%
CIBC World Markets Inc.	50%
100%

(b)           In the event that any Underwriter shall fail to purchase its applicable percentage of the Initial Shares (the “Defaulted Securities”) at the Closing Time, the other Underwriter shall have the right, within 36 hours thereafter, to make arrangements, to purchase all, but not less than all, of the Defaulted Securities, in such amounts as may be agreed upon and upon the terms set forth herein. If, however, the Underwriters shall have not completed such arrangements within such 36 hour period, then:

(i)            if the number of Defaulted Securities does not exceed 10% of the number of Initial Shares to be purchased hereunder, the non-defaulting Underwriter shall be obligated, to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligation of all non-defaulting Underwriter, or

(ii)           if the number of Defaulted Securities exceeds 10% of the number of Initial Shares to be purchased on such date, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter.

(c)           No action taken pursuant to this Section 17 shall relieve any defaulting Underwriter from liability in respect of its default to the Corporation or to any non-defaulting Underwriter.

(d)           In the event of any such default which does not result in a termination of this Agreement, either the Underwriters or the Corporation shall have the right to postpone the Closing Time for a period not exceeding seven (7) calendar days in order to effect any required changes to the Offering Documents.

18.                            REMEDIES

The rights of termination contained in Section 11 of this Agreement are in addition to any other rights or remedies the Underwriters or any of them may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any matters contemplated by this Agreement.

19.                            NO FIDUCIARY DUTY

The Corporation hereby acknowledges that (a) the purchase and sale of the Offered Shares pursuant to this Agreement is an arm’s-length commercial transaction between the Corporation, on the one hand, and the Underwriters and any affiliate through which it may be acting, on the other, (b) the Underwriters are acting as principals and not as an agents or fiduciaries of the Corporation, and (c) the Corporation’s engagement of the Underwriters in connection with the Offering and the process leading up to the Offering is as independent contractors and not in any other capacity. Furthermore, the Corporation agrees that it is solely responsible for making its own judgments in connection with the Offering (irrespective of whether any of the Underwriters has advised or is currently advising the Corporation on related or other matters).  The Corporation agrees that it will not claim that the Underwriters owe an agency, fiduciary or similar duty to the Corporation, in connection with such transaction or the process leading thereto.

20.                            SURVIVAL

All warranties, representations, covenants and agreements herein contained or contained in documents submitted or required to be submitted pursuant to this Agreement shall survive the purchase by the Underwriters of the Initial Shares and any Over-Allotment Shares and shall continue in full force and effect, regardless of the closing of the sale of the Initial Shares and any Over-Allotment Shares and regardless of any investigation which may be carried on by the Underwriters, or on their behalf. Without any limitation of the foregoing, the provisions contained in this Agreement in any way related to the indemnification or the contribution obligations shall survive and continue in full force and effect, indefinitely.

21.                            TIME OF THE ESSENCE AND GOVERNING LAWS

Time shall be of the essence in this Agreement. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

22.                            NOTICES

All notices or other communications by the terms hereof required or permitted to be given by one party to another shall be given in writing by personal delivery or by facsimile delivered or facsimile to such other party as follows:

(a)           to the Corporation at:

Banro Corporation

1 First Canadian Place

100 King Street West, Suite 7070

P.O. Box 419

Toronto, ON

Canada M5X 1E3

Attention:             Donat Madilo
Facsimile No.:     416 366-7722

with a copy to (which shall not constitute notice):

Macleod Dixon LLP

Toronto-Dominion Centre

Canadian Pacific Tower

Suite 500

100 Wellington Street West

Toronto, Ontario M5K 1H1

Attention:             Richard Lachcik
Facsimile No.:     (416) 360-8277

Dorsey & Whitney LLP

U.S. Bank Centre

1420 Fifth Avenue, Suite 3400

Seattle, WA  98101

Attention:             Christopher Barry
Facsimile No.:     (206) 260-8938

(b)           to the Underwriters at:

GMP Securities L.P.
145 King Street West, Suite 300
Toronto, Ontario  M5H 1J8
Attention:             Kevin Reid
Facsimile No.:     (416) 943-6160

CIBC World Markets Inc.

161 Bay Street, 5th Floor

Toronto, Ontario  MSJ 2S8

Attention:             David Cobbold

Facsimile No.:     (416) 594-7765

with a copy to (which shall not constitute notice):

Fasken Martineau DuMoulin LLP
66 Wellington St W.
Suite 4200 Toronto Dominion Bank Tower
Box 20 Toronto-Dominion Centre
Toronto, Ontario M5K 1N6

Attention:             Georges Dubé
Facsimile No.:     (416) 364-7813

Weil, Gotshal & Manges LLP

767 Fifth Avenue
New York, NY

10153

Attention:             Rod Miller
Facsimile No.:     (212) 310-8007

or at such other address or facsimile number as may be given by either of them to the other in writing from time to time and such notices or other communications shall be deemed to have been received when delivered or, if by facsimile, on the next business day after such notice or other communication has been facsimile (with receipt confirmed).

23.                            ACTION BY UNDERWRITERS

All steps which must or may be taken by the Underwriters in connection with this Agreement with the exception of the matters relating to termination, indemnification or waiver contemplated by this Agreement, may be taken by GMP on behalf of itself and the other

Underwriters and the Corporation’s execution of this Agreement shall constitute the Corporation’s authority for accepting notification of any such steps from, and for delivering the definitive documents constituting the Common Shares and Warrants comprising the Initial Shares and any Over-Allotment Shares to, or to the order of, GMP.  The obligations of the Underwriters shall be several and not joint and several.

24.                            ENTIRE AGREEMENT

This Agreement constitutes the entire agreement between the Corporation and the Underwriters in connection with the transactions described herein and supersedes all prior understandings, negotiations and discussions, whether oral or written, in relation to the transactions described herein, including without limitation, the letter agreement dated June 16, 2009.

25.                            COUNTERPART SIGNATURE

This Agreement may be executed in one or more counterparts (including counterparts by facsimile) which, together, shall constitute an original copy hereof as of the date first noted above.

26.                            ACCEPTANCE

If this Agreement accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by the Corporation, please communicate your acceptance by executing where indicated below and returning by facsimile one copy and returning by courier one originally executed copy to GMP.

[Remainder of Page Left Blank Intentionally]

Yours very truly,

GMP SECURITIES L.P.

By:
	Name:	Kevin Reid
	Title:	Director, Investment Banking

CIBC WORLD MARKETS INC.

By:
	Name:	David Cobbold
	Title:	Managing Director

The foregoing accurately reflects the terms of the transaction that we are to enter into and such terms are agreed to.

ACCEPTED as of this 19th day of June, 2009.

BANRO CORPORATION

By:
	Name:	Richard Lachcik
	Title:	Director

SCHEDULE “A”

OTHER SUBSIDIARIES

Name of Company	Shareholders	Number of Shares
Banro American Resources Inc.	1	All (directly or indirectly)

MATERIAL SUBSIDIARIES

Name of Company	Shareholders	Number of Shares

KAMITUGA MINING SARL	Banro Corp.	999,994
	Arnold T. Kondrat	1
	Donald Madilo	1
	Richard Lachcik	1
	Geoffrey Farr	1
	Carmen Stone-Kondrat	1
	Lambert S. Djunga	1

LUGUSHWA MINING SARL	Banro Corp.	999,994
	Arnold T. Kondrat	1
	Donald Madilo	1
	Richard Lachcik	1
	Geoffrey Farr	1
	Carmen Stone-Kondrat	1
	Lambert S. Djunga	1

NAMOYA MINING SARL	Banro Corp.	999,994
	Arnold T. Kondrat	1
	Donald Madilo	1
	Richard Lachcik	1
	Geoffrey Farr	1
	Carmen Stone-Kondrat	1
	Lambert S. Djunga	1

TWANGIZA MINING SARL	Banro Corp.	999,994
	Arnold T. Kondrat	1
	Donald Madilo	1
	Richard Lachcik	1
	Geoffrey Farr	1
	Carmen Stone-Kondrat	1
	Lambert S. Djunga	1

BANRO CONGO MINING SARL	Banro Corp.	999,994
	Arnold T. Kondrat	1
	Donald Madilo	1
	Richard Lachcik	1
	Geoffrey Farr	1
	Carmen Stone-Kondrat	1
	Lambert S. Djunga	1

SCHEDULE “B”

MATERIAL PROPERTIES

Name of Company	Exploitation Certificate Number	Exploitation Permit Number	Mineral Substances	Number of Squares	Expiry Date

KAMITUGA MINING SARL	CAMI/CE/1011/2004	36	Gold	115	Sept 18, 2016
	CAMI/CE/924/2004	37	“	356	“
	CAMI/CE/926/2004	39	“	286	“

LUGUSHWA MINING SARL	CAMI/CE/925/2004	38	“	369	“
	CAMI/CE/933/2004	238	“	92	Nov 07, 2022
	CAMI/CE/922/2004	2601	“	344	Sept 15, 2016

NAMOYA MINING SARL	CAMI/CE/923/2004	18	“	203	July 04, 2016

TWANGIZA MINING SARL	CAMI/CE/927/2004	40	“	241	Sept 18, 2016
	CAMI/CE/928/2004	41	“	171	“
	CAMI/CE/929/2004	42	“	284	“
	CAMI/CE/930/2004	43	“	251	“
	CAMI/CE/931/2004	44	“	271	“
	CAMI/CE/932/2004	68	“	140	January 03, 2017

BANRO CONGO MINING SARL	CAMI/CR/2883/2007	1548	Gold	195	04/2/12
	CAMI/CR/2884/2007	1551	“	39	“
	CAMI/CR/2885/2007	1552	“	121	“
	CAMI/CR/2886/2007	1557	“	241	“
	CAMI/CR/2887/2007	1570	“	65	“
	CAMI/CR/2888/2007	1571	“	44	“
	CAMI/CR/2889/2007	1572	“	213	“
	CAMI/CR/2890/2007	1573	“	341	“
	CAMI/CR/2891/2007	1574	“	142	“
	CAMI/CR/2892/2007	1575	“	370	“
	CAMI/CR/2893/2007	1576	“	247	“
	CAMI/CR/2894/2007	1577	“	221	“
	CAMI/CR/2907/2007	3874	Au, Sn, Cu, plat, silver, Wolframite, Co	471	02/2/20
	CAMI/CR/2908/2007	3883	“	395	“

SCHEDULE “C”

FORM OF LEGAL OPINION PREPARED BY THE CORPORATION’S COUNSEL IN
THE DEMOCRATIC REPUBLIC OF CONGO

DJUNGA & RISASI

Avocats

50, Avenue Goma	P.O. Box 12368 Kinshasa I
Kinshasa/Gombe	Phones:	(243-81)884 6225/884 8336
Democratic Republic of the Congo		(243-81)7008309/884 6366
E-mail: lambert.djunga@djuris.com	Fax:	(243-81)301 6638

Date:      June 2009

Banro Corporation	Fasken Martineau DuMoulin LLP
1 First Canadian Place	Toronto Dominion Bank Tower
100 King Street West	66 Wellington Street W., Suite 4200
Suite 7070	Toronto Dominion Centre
Toronto, Ontario	Toronto, ON
Canada M5X 1E3	Canada M5K 1N6

Weil, Gotshal & Manges LLP	CIBC World Markets Inc.
767 Fifth Avenue	161 Bay St, Brookfield Place
New York, NY 10153	P.O. Box 500
UnitedStates of America	Toronto, Ontario M5J 2S8

GMP Securities L.P.
145 King Street West
Suite 300
Toronto, Ontario
Canada M5 H1J8

Dear Sirs/Mesdames:

CORPORATE AND TITLE OPINION IN RESPECT OF THE DRC SUBSIDIARIES OF BANRO CORPORATION

Introduction

We have acted as counsel to Banro Corporation (“Banro”) and its subsidiaries in the Democratic Republic of the Congo (the “DRC”), namely Kamituga Mining S.A.R.L. (“Kamituga”), Lugushwa Mining S.A.R.L. (“Lugushwa”), Namoya Mining S.A.R.L. (“Namoya”), Twangiza Mining S.A.R.L. (“Twangiza”) and Banro Congo Mining S.A.R.L. (“Banro Congo”) (together, the “Banro DRC Companies”) in connection with an overnight marketed public offering of common shares of Banro pursuant to a prospectus supplement by Banro (the “Transaction”).

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We have been requested by Messrs Fasken Martineau DuMoulin LLP, counsel to GMP Securities L.P to provide an opinion (the “Opinion”) in respect of certain corporate and mining matters pertaining to the Banro DRC Companies. We have acted on the instructions of Banro.

We have examined the applicable laws of the DRC as well as all such documents as we have considered necessary for the purposes of giving this Opinion, including:

(1)                      The mining convention (“Mining Convention”) entered into with Banro Resource Corporation (as it was then known), The Republic of Zaire (as it was then known) (“State”) and Société Minière et Industrielle du Kivu SARL (“Sominki”) (since dissolved), as amended by agreement dated April 18, 2002 (“Amendment”);

(2)                      Law no. 007/2002 of July 11, 2002 dealing with mining (“New Mining Code”);

(3)                      Ordinance law no. 81-013 of April 02, 1981 dealing with the general legislation on mines and hydrocarbons;

(4)                      Exploitation Certificate Nos. CAMI/CE/922/2004 — CAM/CE/933/2004 and CAMI/CE/1011/2004 respecting Exploitation Permit Nos. 18, 36, 37, 38, 39, 40, 41, 42, 43, 44, 68, 238 and 2601 (“Exploitation Permits”);

(5)                      Exploration Certificate Nos.CAM/CR/2883/2007 to CAMI/CR/2894/2007 and  /2907/2007 to 2908/2007, respecting Exploration Permits Nos. 1548, 1551, 1552, 1557, 1570, 1571, 1572, 1573, 1574, 1575, 1576, 1577, 3874 and 3883 (“Exploration Permits”)

(6)                      Decrees Nos. 052-A/2003 restoring the Mining Convention, 052-B/2003 restoring la Société Aurifère du Kivu et du Maniema S.A.R.L. (“Sakima”), 052-E/2003 approving amendment No. 1 to the Mining Convention, 027/2003 founding Kamituga, 028/2003 founding Lugushwa, 029/2003 founding Namoya, and 030/2003 founding Twangiza;

(7)                      Settlement Agreement dated April 18, 2002 entered into between the DRC Government and Banro ( the “ Settlement Agreement”);

(8)                      Register of titles at the Cadastre Minier;

(9)                      Acte Constitutif et Statuts of Sominki;

(10)                Acte Constitutif et Statuts of Sakima;

(11)                Acte Constitutif et Statuts of Kamituga;

(12)                Acte Constitutif et Statuts of Lugushwa;

(13)                Acte Constitutifs et Statuts of Namova;

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(14)                Acte Constitutif et Statuts of Twangiza;

(15)                Acte Constitutif et statuts de Banro Congo;

(16)                Civil and Commercial Code; and

(17)                Records at the Greffe de Tribunal de Grande Instance respecting the ownership of Kamituga, Lugushwa, Namoya and Twangiza.

•                  Certificates of incorporation and certificates to commence business of the Banro DRC Companies;

•                  Copies of the current memorandum and articles of association of the Banro DRC Companies;

•                  The minute books of the Banro DRC Companies;

•                  The certificates of good standing in respect of tax payments for the Banro DRC Companies;

•                  The records at the Mining Registry (Cadastre Minier);

•                  The Mining Title Review Commission Report: Working Documents dated November 2007; and

•                  The Minutes of the Negotiations relating to the Review of Banro Mining Convention between the DRC Government Inter-Ministerial Commission chaired by The Vice-Prime Minister in charge of reconstruction and Banro dated 20 February 2009.

We have also examined such other documents, and conducted such searches and made such title investigations and other enquiries as we have considered necessary or relevant in order for us to provide this Opinion.

Opinion

Based on our review of the documentation referred to in this Opinion as well as all applicable laws, we are of the opinion that, with effect from the date on which this Opinion is given:

Corporate Matters

(1)                      The Banro DRC Companies have been incorporated under the laws of the DRC, are validly existing and have not been dissolved. There exist no current valid orders or resolutions for the winding up of any of the Banro DRC Companies. No steps have been taken to effect the dissolution of any of the Banro DRC Companies.

(2)                      The Banro DRC Companies have full corporate capacity, corporate power and corporate authority to own and lease their respective properties and assets and to conduct their respective businesses in the DRC as currently conducted.

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(3)                      The issued share capital of each of the Banro DRC Companies comprises the number of shares specified in Schedule A hereto, issued to such persons as set forth in Schedule A hereto.

(4)                      Banro is the lawful registered owner of such number of shares in the Banro DRC Companies as is specified in Schedule A hereto and is the beneficial owner of all of the shares of each of the Banro DRC Companies.

(5)                      Minutes of all the meetings of shareholders of the Banro DRC Companies have been duly filed, registered and published as required by the laws of the DRC.

(6)                      There are no shares of the Banro DRC Companies issued as partly paid up.

(7)                      There are no options, warrants, subscriptions or any other agreements which would entitle a person to acquire any shares or other securities of any of the Banro DRC Companies.

(8)                      Neither the Shareholder’s registers of the Banro DRC Companies nor any public register in the DRC show any charges, liens, or encumbrances registered with respect to any of the Banro DRC Companies or their respective business assets.

(9)                      Except the pending legal proceedings involving W.B. Kasai Congo SPRL and Banro Congo Mining SARL full details of which have been disclosed to the addressed hereof, there are no other litigation or regulatory actions, including but not limited to environmental matters, exists before the laws of DRC in relation to Banro or any of the Banro DRC Companies, nor, is pending or threatened against Banro or any of the Banro DRC Companies.

(10)                Neither the Transaction nor any of the documents entered into by Banro or any of the Banro DRC Companies pursuant to the Transaction will conflict with, or result in any breach of, or constitute a default under any of the constitutive documents of the Banro DRC Companies or any resolution of the directors or shareholders of the Banro DRC Companies or any provisions of the Decree of the Sovereign King dated 27 February 1887, dealing with commercial companies.

(11)                The Banro DRC Companies possess such certificates, authorities, permissions, consents or permits issued by the appropriate national, provincial, municipal or local regulatory agencies or bodies necessary to conduct the business now operated by each of them and no Banro DRC Company has received any oral or written notice of proceedings relating to the revocation or modification of any such certificate, authority, permission, consent or permit.

Title Matters

(1)                      Kamituga is the lawful registered and beneficial holder of Exploitation Permits Nos. 36, 37 and 39 described in Schedule B hereto and has good, unrestricted, marketable, unencumbered, and unchallenged title to these Exploitation Permits.

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Kamituga holds the aforementioned Exploitation Permits itself with the benefit of quiet possession.

(2)                      Lugushwa is the lawful registered and beneficial holder of Exploitation Permits Nos. 38, 238 and 2601 described in Schedule B hereto and has good, unrestricted, marketable unencumbered and unchallenged title to these Exploitation Permits.  Lugushwa holds the aforementioned Exploitation Permits itself with the benefit of quiet possession.

(3)                      Namoya is the lawful registered and beneficial holder of Exploitation Permit No. 18 described in Schedule B hereto and has good, unrestricted, marketable, unencumbered and unchallenged title to this Exploitation Permit.  Namoya holds the aforementioned Exploitation Permit itself with the benefit of quiet possession.

(4)                      Twangiza is the lawful registered and beneficial holder of Exploitation Permits Nos. 40, 41, 42, 43, 44 and 68 described in Schedule B hereto and has good, unrestricted, marketable, unencumbered and unchallenged title to these Exploitation Permits.  Twangiza holds the aforementioned Exploitation Permits itself with the benefit of quiet possession.

(5)                      Banro Congo is the lawful registered and beneficial holder of Exploration Permits Nos. 1548, 1551, 1552, 1557, 1570, 1571, 1572, 1573, 1574, 1575, 1576, 1577, 3874 and 3883 described in Schedule B hereto and has good, unrestricted, marketable, unencumbered and unchallenged title to these Exploration Permits. Banro Congo holds the aforementioned Exploration Permits itself with the benefit of quiet possession.

(6)                      The foregoing Exploitation Permits and Exploration Permits are accurately summarized in Schedule B hereto, remain in good standing (all taxes and other payments and actions having been made and taken so as to ensure same) and have not been revoked. Copies of the Exploitation Certificates and Exploration Certificates respecting such Exploitation Permits and Exploration Permits are attached hereto in Schedule C.

(7)                      No third party has any right, title or interest in or to the foregoing Exploitation Permits and Exploration Permits, without limitation to the foregoing, no option, joint venture, revenue sharing or any other agreement or arrangement exists with respect to the sharing of costs, minerals, revenues or any other such matter, nor the paying of royalties thereon.

(8)                      Certain relevant supporting documents in respect of the Exploitation and Exploration Permits of the Banro DRC Companies have been validly issued by the Mining Registry, including but not limited to:

(a)                      licence certificates in respect of all the Banro DRC Companies’ Exploitation and Exploration Permits;

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(b)                     where applicable, the Mine Rehabilitation Plan (“PAR”) in respect of the Banro DRC Companies’ Exploitation Permits and Exploration Permits;

(c)                      where applicable, an application of an environmental permit through submission of an Assessment of Environmental Impact and Environmental Management Plan;

(d)                     where applicable, the authority to commence work (“ACT”) issued by the Mining Registry in respect of the DRC companies Licences; and

(e)                      proof of payment of all surface fees and provincial taxes of each property covered by all the foregoing Exploitation and Exploration Permits.

(9)                      Exploitation Permit numbers 36, 37, 39, held by Banro through Kamituga, have been granted for a period of 18 years commencing on 17 December 1998 and expiring on 17 September 2016 and may be renewed twice for a period of 15 years each as provided for in Sections 67 and 80 of Mining Code of the DRC.

(10)                Exploitation Permit numbers 38, 238, 2601, held by Banro through Lugushwa, have been granted for a period of 18 years commencing respectively on 17 December 1998, 07 November 1994 and 17 December 1998 and expiring respectively on 18 September 2016, 07 November 2022 and 18 September 2016. The foregoing Exploitation Permits may be renewed twice for a period of 15 years each as provided for in Sections 67 and 80 of Mining Code of the DRC.

(11)                Exploitation Permit number 18, held by Banro through Namoya, has been granted for a period of 18 years commencing on 04 November 1998 and expiring on 04 July 2016 and may be renewed twice for a period of 15 years as provided for in Sections 67 and 80 of Mining Code of the DRC.

(12)                Exploitation Permit numbers 40, 41, 42, 43, 44 and 68 held by Banro through Twangiza, have been granted for a period of 18 years commencing respectively on 17 December 1998 and on 03 April 1999 and expiring respectively on 03 January 2016 and on 03 janvier 2017 and may be renewed twice for a period of 15 years each as provided for in Sections 67 and 80 of Mining Code of the DRC.

(13)                Exploration Permit numbers , 1548, 1551, 1552, 1557, 1570, 1571, 1572, 1573, 1574, 1575, 1576, 1577, 3874 and 3883, held by Banro through Banro Congo, have been granted for a period of 5 years commencing either on 03 February 2007 or on 05 February 2007 and expiring either on 02 February 2012 or on 04 February 2012 and may be renewed twice for a period of 5 years each as per provision of the Sections 52 and 62 of Mining Code of the DRC.

(14)                No requisite fees in respect of the foregoing Exploitation Permits are outstanding as at the date and Exploration Permits are encumbered or restricted in any way; nor has Banro or any of the Banro DRC Companies created or agreed to create an encumbrance.

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(15)                All necessary permits, approvals, consents, endorsements, and permissions have been filed in order to permit Banro and Banro DRC companies to conduct exploration work of the type contemplated by them, including geochemical, geophysical, and drilling sampling, and there are no restrictions as to the exploration techniques that may be employed by Banro or the Banro DRC Companies.

(16)                There are no restrictions on surface access to the areas pertaining to the Exploitation and Exploration Permits in any register of contaminated land maintained by any enforcing authority pursuant to the relevant environmental regulations.

(17)                There are no requirements to post bonds in relation to environmental matters or any other matters pertaining to the Banro DRC Companies and there is no liability for any activities undertaken previously on all or any portion of the lands pertaining to the foregoing Exploitation and Exploration Permits.

(18)                There are no documents required to be filed, no proceedings needed to be taken and no approvals, permits, consents, orders or authorizations of any governmental entity or regulatory authority in the DRC required to be obtained in connection with the Transaction.

(19)                To the best of our knowledge, information and belief, there are no disputes or potential disputes with any third party in relation to the title or rights to the Exploitation Permits and Exploration Permits held by any of the Banro DRC Companies.

By way of additional information, we confirm that the claims made by Somico S.A.R.L. (in liquidation) and Mr. Moto Mabanga (together, the “Claimants”) two years ago against Banro Congo in respect of its real estate properties in the DRC (the “Suit”) have been definitely dismissed by the Supreme Court in the DRC on the grounds that such claims have no foundation in law and there is accordingly no prospect of any of these claims being resurrected by the aforementioned parties.

The Suit brought before the Supreme Court in the DRC related to the allegations brought by the claimants as to the actual ownership of three real estate properties held by Banro Congo located in Kinshasa.  The Claimants were of the view that since the existence of the Presidential Decree No.103 of 29 July 1998 (the “Presidential Decree”) founding Somico S.A.R.L, as a State owned company, that ownership of the referred real estate properties passed onto them and that Somico S.A.R.L was still in existence. Somico S.A.R.L in its enthusiasm took possession of Banro Congo properties without title or right until 2002 when the Settlement Agreement was signed.

In its defense, Banro Congo argued that none of the provisions of the Presidential Decree transferred ownership of the real estate properties to Somico S.A.R.L. In addition, Presidential Decree No. 04/065 of 5 July 2004 cancelled the previous

7

Presidential Decree and dissolved Somico S.A.R.L as a company; consequently that the Suit must be dismissed.

It is our further opinion that:

(1)                      Title: Pursuant to the Mining Convention, the State is obligated to renew title to the Exploitation Permits or to grant other forms of title with identical terms and conditions as those contained in Section 3 of the Mining Convention during term of the Mining Convention. In addition, Section 340 of the New Mining Code grants to the holders of new mining titles arising out of the Mining Convention the right to maintain the terms and conditions as stated in their respective original conventions.   Section 273 also provides a guarantee by the State with respect to the rules and agreements or Conventions entered into with partners.

(2)                      Term: The initial term of the Mining Convention is 30 years ending March 13, 2027, subject to an extension under the New Mining Code which will be considered pursuant to the terms and conditions of the New Mining Code in existence at the time; at present, an extension can be granted until exhaustion of all reserves (whether delineated at prior to the grant of the Exploitation Permits or subsequently during mining operations or otherwise) pursuant to Article 67 of the New Mining Code.

(3)                      DRC Companies, etc: Notwithstanding that the Banro DRC Companies were not incorporated on the date of the Mining Convention, or the Amendment thereto, the Banro DRC Companies, as well as all third party beneficiaries referred to in Articles 8 through 34 of the Mining Convention (such as agents, suppliers, contractors, employees and money-lenders), have the rights purportedly ascribed therein and thereto, and the Mining Convention is otherwise fully enforceable in accordance with its terms. Third parties involved in projects pertaining to the Banro DRC Companies are also entitled to benefit from the abovementioned rights through the provisions of Section 18 of the Mining Convention.

(4)                      Development Obligations: The production, investment and employment targets set out in Sections 6.1, 6.2, 6.3, 6.4 and 6.5 of the Mining Convention are not binding upon Banro because the figures referred to in these sections are estimations and projections that may change depending on the local and international parameters relating to the stability of the country and the gold market.

(5)                      Taxes, etc: No laws relating to taxation, export or import of products, or royalties, which would otherwise be applicable to mining companies operating within the DRC, are or will be applicable to Banro insofar as the Exploitation Permits are concerned, as all such laws are displaced and superceded by the provisions of the Mining Convention.

(6)                      Development Permits, etc: In order to commence production on the Exploitation Permits, or any part thereof, Banro has applied for an environmental permit (through submission of an Assessment of Environmental Impact and Environmental

8

Management Plan) which has been approved on 28 March 2006, and will be required to apply for a processing permit for which Banro could expect to receive the assistance of the State in this regard pursuant to Article 43 of the Mining Convention.

(7)                      Surface Rights: Banro has the full right to use all of the surface area contained within the Exploitation Permits and no other user of the surface, nor any occupier thereof, is entitled to any compensation or rights of relocation should Banro engage in construction activities that interfere with other uses of the surface. However, Banro is legally forbidden from conducting its mining activities in a surface zone that may be less than fifty meters around villages.  Areas where artisan miners are present within the boundaries of the Exploitation Permits are operating illegally and will be removed upon proper request being made to the relevant authorities.

(8)                      Export Right: The right of export of products in Article 25 of the Mining Convention is absolute and supersedes Article 85 of the New Mining Code, which otherwise would require processing within the DRC of unprocessed products.

(9)                      New Mining Code: Banro is required to adhere to the terms and conditions of the New Mining Code, as it may be amended from time to time, with respect to the maintenance of its mining title (as contemplated in Article 45 of the Mining Convention), including those obligations to make reports under the New Mining Code (as contemplated in Article 39 of the Mining Convention) and to renew the Exploitation Permits when required; however, Banro is not required to otherwise adhere to the fiscal requirements of the New Mining Code, including those requirements to make annual and royalty payments, pay turnover tax, corporate tax, withholding tax, import tax, land surface fees or land tax, repatriate revenues for local costs, comply with the “import regime” of the Mining Code, or to commence work on its Exploitation Permits within three years of the date of issue of the title evidencing this right (as contemplated in Article 197 of the New Mining Code).

(10)                Approval: The Amendment was approved by decree of the President of the Democratic Republic of the Congo, as required pursuant to Article 48 of the Mining Convention, on March 30, 2003.

(11)                Expansion: Any mining expansion works undertaken by Banro during the term of the Mining Convention (that is to say, works undertaken relating to mineral substances granted by the Mining Registry other than these referred to in the original exploration permit delivered to Banro) will be subject to terms of the provisions of the referred Mining Convention, especially with regard to the customs and tax provisions therein. This is to say that Banro will benefit from all tax exemptions referred to in the Mining Convention. However, if the mining expansion works are undertaken beyond the term of the Mining Convention then provisions of the New Mining Code will govern such expansion works.

(12)                Prior Environmental Damage: Pursuant to the New Mining Code, Banro has no liability with respect to the mining operations carried on before February 1997

9

within the boundaries of the Exploitation Permits, including tin and gold mining operations.

(13)                Mining Contracts Review Process: The notification letter dated 18 February 2008 addressed by the Minister of Mines to Banro and the references to Sakima (ex-Sominki)/Banro contained therein as well as the conclusions of the report of the Commission de Revisitation des Contrats Miniers at the Ministry of Mines of the Democratic Republic of the Congo, dated November 2007, on page 24 thereof, should be regarded as working documents which do not have yet any legal effect and do not impact on the Mining Convention and Banro Exploitation Permits. As pointed in the response letter addressed to the Minister of Mines, Banro is not liable for any tax liability because it enjoys exoneration of taxes and duties in accordance with the terms of the Mining Convention. In addition, as previous shareholder in Sakima and/or Sominki, Banro does not have any obligations to meet winding up costs of the referred companies which are independents entity distinct from their shareholders under the DRC Corporate law. Nevertheless, during the course of negotiations between the DRC Government Inter-Ministerial Commission and the representatives of Banro from on 19 and 20 February 2009, parties have reached a settlement wherein the Mining Convention will not be amended while Banro will transfer to the DRC Government some of its building properties located in Kinshasa, Goma and Bukavu of which value is approximately US$ 1,000,000.00 and will allocate to the DRC Government a five percent (5%) net profit made by the Banro DRC Companies and an upfront payment of taxes amounting to US$ 1,000,000.00 upon conclusion of the Mining Contracts Review Process.

(14)                Correspondence with the government of the DRC: Since the Settlement Agreement and excepting the letter of notification of 18 February 2008 and Banro’s response thereto, Banro has had no correspondence with or from the government of the Democratic Republic of the Congo nor any agency thereof.

(15)                We have reviewed the preliminary short form prospectus dated 02 September 2008 prepared in relation to the Transaction (the “Prospectus”) and are of the opinion that the sections in the Prospectus addressing matters of DRC law( including, without limitation, under “Business of the Company” and “Risk Factors” is true, complete and accurate as at the date hereof”)

We issue this opinion as attorneys admitted to the Bar of Kinshasa and our Opinion herein is restricted to the laws of the  DRC as of the date hereof. We express no opinion as to the law of any other jurisdiction.

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Very truly yours,

DJUNGA & RISASI

By:
Lambert S. Djunga

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SCHEDULE A

SHARE OWNERSHIP OF THE BANRO DRC COMPANIES

Name of Company	Shareholders	Number of shares

KAMITUGA MINING SARL	Banro Corp.	999.994
	Arnold T. Kondrat	1
	Donald Madilo	1
	Richard Lachcik	1
	Geoffrey Farr	1
	Carmen Stone-Kondrat	1
	Lambert S. Djunga	1
		Total	1,000,000

LUGUSHWA MINING SARL	Banro Corp.	999.994
	Arnold T. Kondrat	1
	Donald Madilo	1
	Richard Lachcik	1
	Geoffrey Farr	1
	Carmen Stone-Kondrat	1
	Lambert S. Djunga	1
		Total	1,000,000

NAMOYA MINING SARL	Banro Corp.	999.994
	Arnold T. Kondrat	1
	Donald Madilo	1
	Richard Lachcik	1
	Geoffrey Farr	1
	Carmen Stone-Kondrat	1
	Lambert S. Djunga	1
		Total	1,000,000

TWANGIZA MINING SARL	Banro Corp.	999.994
	Arnold T. Kondrat	1
	Donald Madilo	1
	Richard Lachcik	1
	Geoffrey Farr	1
	Carmen Stone-Kondrat	1
	Lambert S. Djunga	1
		Total	1,000,000

12

Name of Company	Shareholders	Number of shares

BANRO CONGO MINING SARL	Banro Corp.	999.994
	Arnold T. Kondrat	1
	Donald Madilo	1
	Richard Lachcik	1
	Geoffrey Farr	1
	Carmen Stone-Kondrat	1
	Lambert S. Djunga	1
		Total	1,000,000

13

SCHEDULE B

Name of Company	Exploitation Certificate Number	Exploitation Permit Number	Mineral Substances	Number of Squares	Date of grant	Expiry Date	Renewal Period

KAMITUGA MINING SARL	CAMI/CE/1011/2004	36	Gold	115		Sept 18, 2016
	CAMI/CE/924/2004	37	”	356		”
	CAMI/CE/926/2004	39	”	286		”

LUGUSHWA MINING SARL	CAMI/CE/925/2004	38	”	369		”
	CAMI/CE/933/2004	238	”	92		Nov 07, 2022
	CAMI/CE/922/2004	2601	”	344		Sept 15, 2016

NAMOYA MINING SARL	CAMI/CE/923/2004	18	”	203		July 04, 2016

TWANGIZA MINING SARL	CAMI/CE/927/2004	40	”	241		Sept 18, 2016
	CAMI/CE/928/2004	41	”	171		”
	CAMI/CE/929/2004	42	”	284		”
	CAMI/CE/930/2004	43	”	251		”
	CAMI/CE/931/2004	44	”	271		”
	CAMI/CE/932/2004	68	”	140		January 03, 2017

14

Name of Company	Exploitation Certificate Number	Exploitation Permit Number	Mineral Substances	Number of Squares	Date of grant	Expiry Date	Renewal Period

BANRO CONGO SARL	Exploration Certificate Numbers	Exploration Permit Number
	CAMI/CR/2883/2007	1548	Gold	195	05/2/2007	04/2/2012	2x5 years
	CAMI/CR/2884/2007	1551	“	39	“	“	“
	CAMI/CR/2885/2007	1552	”	121	”	“	”
	CAMI/CR/2886/2007	1557	”	241	“	“	“
	CAMI/CR/2887/2007	1570	“	65	”	“	”
	CAMI/CR/2888/2007	1571	”	44	“	“	“
	CAMI/CR/2889/2007	1572	“	213	”	“	”
	CAMI/CR/2890/2007	1573	”	341	“	“	“
	CAMI/CR/2891/2007	1574	“	142	”	“	”
	CAMI/CR/2892/2007	1575	”	370	“	“	“
	CAMI/CR/2893/2007	1576	“	247	”	“	”
	CAMI/CR/2894/2007	1577	”	221	“	“	“
	CAMI/CR/2907/2007	3874	Au,Sn,Cu,plat.,silver,Wolframite,Co,	471	03/2/2007	02/2/2012	”
	CANI/CR/2908/2007	3883	“	395	“	“	“

15

SCHEDULE C

COPIES OF CERTIFICATES RESPECTING EXPLOITATION PERMITS

[To be provided.]

16

SCHEDULE “D”

FORM OF LOCK-UP AGREEMENT

June <*>, 2009

GMP Securities L.P.

145 King Street West, Suite 300

Toronto, Ontario M5H 1J8

CIBC World Markets Inc.

161 Bay St, 5th Floor

Toronto, Ontario M5J 2S8

Re:          Banro Corporation - Lock-Up Agreement

Gentlemen:

The undersigned, a securityholder of Banro Corporation (the “Corporation”), understands that GMP Securities L.P. (“GMP”) and CIBC World Markets Inc. (together, with GMP, the “Underwriters”) have entered into an underwriting agreement with the Corporation providing for a public offering in Canada and the United States (the “Offering”) of common shares of the Corporation (“Common Shares”). The undersigned also acknowledges that the Underwriters have requested that the undersigned enter into this agreement as a condition of completion of the Offering and that, in consideration of the Offering and for other good and valuable consideration, the receipt and sufficiency of which are hereby expressly acknowledged by the undersigned, the undersigned has agreed to enter into this Lock-Up Agreement in favour of the Underwriters.

The undersigned represents that during the period beginning from the date hereof and ending 90 days from the closing date of the Offering (the “Lock-Up Period”), he or it shall not (and shall cause its affiliates not to) directly or indirectly, offer, sell, contract to sell, transfer, assign, pledge, grant any option to purchase, make any short sale or otherwise dispose of any Common Shares of the Corporation, or any options or warrants to purchase any Common Shares of the Corporation, or any securities convertible into, exchangeable for, or that represent the right to receive, Common Shares of the Corporation, now owned directly or indirectly by the undersigned, or under control or direction of the undersigned or with respect to which the undersigned has beneficial ownership (collectively, the “Undersigned’s Securities”) or enter into any swap, forward or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of the Undersigned’s Securities (regardless of whether any such arrangement is to be settled by the delivery of securities of the Corporation, securities of another person, cash or otherwise) or agree to do any of the foregoing or publicly announce any intention to do any of the foregoing.

Notwithstanding the foregoing, the undersigned may offer, sell, contract to sell, transfer, assign, pledge, grant an option to purchase, make any short sale or otherwise dispose of any of the Undersigned’s Securities, or enter into any swap, forward or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of the Undersigned’s Securities, whether directly or indirectly, during the Lock-Up Period:

(a)                                  with the prior written consent of the Underwriters, such consent not to be unreasonably withheld;

(b)                                 without the consent of the Underwriters, in order for the undersigned to sell, transfer or tender the Undersigned’s Securities (or any of them) to a bona fide take-over bid made to all holders of Common Shares; provided, however, that in such case it shall be a condition of the sale, transfer or tender that if such take-over bid is not completed during the Lock-Up Period, any Common Shares subject to this Lock-Up Agreement shall remain subject to the restrictions herein;

(c)                                  without the consent of the Underwriters, where the undersigned exercises any options or warrants provided that any underlying securities issued by the Corporation on such exercise remain part of the Undersigned’s Securities for purposes of this Lock-Up Agreement; and

(d)                                 without the consent of the Underwriters, (A) pursuant to gifts and transfers by will or intestacy and (B) pursuant to transfers to (i) the undersigned’s members, partners, affiliates or immediate family or (ii) a trust, the beneficiaries of which are the undersigned and/or members of the undersigned’s immediate family; provided in each case that, as a pre-condition to (A) and (B) the donee or transferee agrees in writing to be bound by the foregoing in the same manner as it applies to the undersigned.  “Immediate family” shall mean spouse, lineal descendants, father, mother, brother or sister of the transferor and father, mother, brother or sister of the transferor’s spouse.

The undersigned understands that the Corporation and the Underwriters are relying upon this Lock-Up Agreement in proceeding toward consummation of the Offering. The undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s legal representatives, successors, and assigns, and shall enure to the benefit of the Corporation, the Underwriters and their legal representatives, successors and assigns. This Lock-Up Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and the parties hereto hereby agree to attorn to the non-exclusive jurisdictions of the court of the Province of Ontario in connection with any dispute or claim hereunder.

DATED this <*> day of <*> 2009.

[NAME OF SUBJECT SHAREHOLDER]

Per:
Name:
Title:
I have authority to bind the Corporation

SCHEDULE “E”

Issuer Free Writing Prospectus not included in the Disclosure Package: